**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

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## FORM C/A

## UNDER THE SECURITIES ACT OF 1933

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# Space Gravity, Inc.

(Name of Issuer)

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**327 Withers St. #7**
**Denton, Texas 76201**
**https://glydsphere.com/**

(Physical Address & Website of Issuer)

| **Texas** | **Corporation** | **August 22, 2024** |
|:---:|:---:|:---:|
| (Jurisdiction of Incorporation/Organization) | (Form of Organization) | (Date of Organization) |

**Not Applicable**

(Name of Co-Issuer)

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**MicroVenture Marketplace Inc.**

(Offering Intermediary)

| **0001478147** | **152513** | **008-68458** |
|:---:|:---:|:---:|
| (Intermediary CIK Number) | (Intermediary CRD Number) | (Intermediary SEC File Number) |

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

**The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.**

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

**The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.**

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# OFFERING INFORMATION

| **Crowd Notes** | **25,000** | **February 24, 2025** | **$25,000.00** |
|:---:|:---:|:---:|:---:|
| (Type of Security Offered) | (Target No. of Securities Offered) | (Deadline to Meet Target Amount) | (Target Offering Amount) |

| **Yes** | **Issuer's discretion** | **$1.00** | **$124,000.00** |
|:---:|:---:|:---:|:---:|
| (Oversubscriptions Accepted) | (Oversubscription Allocation) | (Price per Security) | (Maximum Offering Amount) |

*Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.*

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## ANNUAL REPORT DISCLOSURE INFORMATION

**Current Number of Full-Time Employees: 1**

|  | **Fiscal Year-End December 31, 2023** | **Fiscal Year-End December 31, 2022*** |
|---|---|---|
| **Total Assets** | $ 376,368.10 | $ 217,500,85 |
| **Cash & Cash Equivalents** | $ 10,728.71 | $ 61,499.85 |
| **Accounts Receivable** | $    - | $    - |
| **Short-Term Debt** | $ 8,293.66 | $ 13,398.32 |
| **Long-Term Debt** | $    - | $    - |
| **Revenues/Sales** | $ 57,342.22 | $    - |
| **Cost of Goods Sold** | $    - | $    - |
| **Taxes Paid** | $    - | $    - |
| **Net Gain (Loss)** | $ (85,082.03) | $ (14,379.47) |

\* September 2022 – December 2022

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## JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

| | | | |
|---|---|---|---|
| Alabama | Illinois | Nebraska | South Carolina |
| Alaska | Indiana | Nevada | South Dakota |
| Arizona | Iowa | New Hampshire | Tennessee |
| Arkansas | Kansas | New Jersey | Texas |
| California | Kentucky | New Mexico | Utah |
| Colorado | Louisiana | New York | Vermont |
| Connecticut | Maine | North Carolina | U.S. Virgin Islands |
| Delaware | Maryland | North Dakota | Virginia |
| District Of Columbia | Massachusetts | Ohio | Washington |
| Florida | Michigan | Oklahoma | West Virginia |
| Georgia | Minnesota | Oregon | Wisconsin |
| Guam | Mississippi | Pennsylvania | Wyoming |
| Hawaii | Missouri | Puerto Rico | American Samoa |
| Idaho | Montana | Rhode Island | Northern Mariana Islands |

November 1, 2024

**Space Gravity, Inc.**



**Regulation Crowdfunding Offering of Crowd Notes**

_____

*Space Gravity, Inc. is filing this amendment to its Form C, originally filed on September 16, 2024, to include a statement of changes in member's equity and notes to the financial statements. The Form C was previously amended on October 3, 2024 to update financial information for this offering and on and October 29, 2024 to update escrow information.*

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Space Gravity, Inc., a Texas Corporation doing business as Glydsphere (the "Company," as well as references to "Glydsphere," "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $124,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

_____

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.**

**These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.**

The company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

_____

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

_____

THIS FORM C/A DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:
1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C/A DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C/A. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C/A OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C/A AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C/A.

THIS FORM C/A IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR FEDERAL AND STATE TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

# COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C/A. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C/A carefully, including the sections titled "Risk Factors" and "Discussion & Analysis of Financial Condition & Results of Operations" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

## Space Gravity, Inc.
### 327 Withers St. #7
### Denton, Texas 76201
### https://glydsphere.com/

## Introduction

Founded as a U.S. entity in Q3 2022 and converted to a Texas Corporation in Q3 2024, Glydsphere is an electronics company that has pioneered an engine sound system tailored for electric vehicles. In response to the demand for personalization and challenges posed by the absence of traditional engine noise in the shift to electric vehicles, Glydsphere simulates familiar combustion engine sounds in addition to other noises, helping enhance personalization and the overall driving experience for car enthusiasts. Through the Glydsphere app, which boasts over 3,500 downloads, users can gain access to 50+ sports car and futuristic engine sounds and science fiction movie vehicle noises.

## History

Johannes Luckemeier has over a decade of experience in the automotive industry, having lent his expertise to well-known companies like HARMAN, Mercedes AMG, and BMW. His tenure involved the development, application, and management of audio algorithms tailored for premium car original equipment manufacturers (OEMs). However, his journey took a personal turn when his aging Camaro, on the brink of disrepair, prompted him to seek out a new vehicle. Opting for a Tesla, Johannes found himself missing the familiar engine roar. Like many before him, he soon realized the absence of the exhilarating sound that accompanies a premium drive. Johannes felt it was like experiencing life on mute.

Turning to his computer, he embarked on a project to recreate the sound, ultimately crafting a speaker solution that offered more customizable options. Determined to restore this missing element, he delved into tinkering with car sounds, exploring beyond conventional boundaries. As word spread, Johannes discovered a demand among fellow drivers who shared his enthusiasm for powerful cars and immersive sound experiences and established Glydsphere. The company, originally a German entity (Space Gravity GmbH) in 2020, ceased operations at the beginning of 2023 and sold its assets to the U.S. entity (Space Gravity LLC), established in Q3 2022. More recently, Glydsphere converted to a Texas Corporation (Space Gravity, Inc.) in Q3 2024. Glydsphere emerged with a mission to craft an engine sound system tailored for electric vehicles, which generates artificial engine sounds reminiscent of traditional vehicles with internal combustion engines as well as futuristic engine sounds and science fiction movie vehicle noises. Glydsphere's inventive approach signifies an advancement in the automotive industry's transition towards electric mobility.

_____

## The Offering

Glydsphere is offering investment in Crowd Notes. The Crowd Note is not a debt instrument; it is a security in which an investor makes a cash investment in our company that can convert to equity at a later date and only in connection with a specific event. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

| $100.00 | $25,000 | $124,000.00 | February 24, 2025 |
|---|---|---|---|
| (Minimum Investment) | (Target Offering Amount) | (Maximum Offering Amount) | (Offering Deadline) |
| $1.00 | $25,500 | $126,480.00 | None |
| (Price per Security) | (Principal of Crowd Notes Outstanding if Target Offering Amount Reached) | (Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached) | (Voting Rights) |

*The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.*

# RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

## Risks Related to Our Business & Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were organized in 2022 and started selling the Glydsphere speaker solution under the U.S. entity in January 2023. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

***Our business model relies heavily on a concentrated market segment, making us vulnerable to risks associated with limited diversification.*** This concentration can lead to increased exposure to market fluctuations, competitive pressures, supplier and customer dependencies, regulatory changes, and technological disruptions. Potential investors should carefully consider the implications of our market concentration, as adverse developments in our primary market could significantly impact our revenue, profitability, and overall financial stability.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.*** Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.*** We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***A decrease in consumer discretionary spending would likely reduce our sales.*** Our sales are dependent on discretionary spending by consumers, which could be materially adversely impacted by economic conditions affecting disposable consumer income and retail sales. In addition, our sales of audio, electronic and infotainment products to automotive customers are dependent on the overall success of the automotive industry, and of premium automobiles in particular, as well as the willingness of automobile purchasers to pay for the option of a premium branded car audio system or a multi-function digital infotainment system. Global demand for, and production of, premium vehicles, including certain vehicle models that incorporate our products, could decline in a difficult economic environment. This decline could have a negative impact on our results of operations.

***We may lose market share if we are unable to compete successfully against our current and future competitors.*** We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards and changes in customer requirements. The audio and video product markets that we serve are fragmented, highly competitive, rapidly changing and characterized by intense price competition. Many manufacturers, large and small, domestic and foreign, offer audio and video systems that vary widely in price and quality and are marketed through a variety of channels, including audio and video specialty stores, discount stores, department stores, mail order firms and the Internet. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter our markets. We also compete indirectly with automobile manufacturers that may improve the quality of original equipment audio and electronic systems, reducing demand for our aftermarket mobile audio products, or change the designs of their cars to make installation of our aftermarket products more difficult or expensive.

***Our future growth and success are dependent upon consumers' demand for electric vehicles and in an automotive industry that is generally competitive, cyclical and volatile.***
Though we continue to see increased interest and adoption of electric vehicles, if the market for electric vehicles in general does not develop as we expect, develops more slowly than we expect, or if demand for electric vehicles decreases, our business, prospects, financial condition and operating results may be harmed.

In addition, electric vehicles still constitute a small percentage of overall vehicle sales. As a result, the market for our vehicles could be negatively affected by numerous factors, such as:
- perceptions about electric vehicle features, quality, safety, performance and cost;
- perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities;
- competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion
- engine vehicles;
- volatility in the cost of oil, gasoline and energy;
- government regulations and economic incentives and conditions; and
- concerns about our future viability

***If we fail to continuously innovate and introduce new and enhanced products, there is a risk of declining sales.***
Given the reliance on premium audio and video products, innovation is essential for maintaining and expanding market presence. Challenges in product development, introduction, or detecting defects may lead to delays, affecting sales and market acceptance. There's also the risk of consumer dissatisfaction or rejection if products fail to meet expectations. Competitors introducing superior designs or strategies could further impact our brand image and product desirability, potentially resulting in reduced consumer interest and sales.

***We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.***
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

***There can be no assurance that the company will achieve profitability.***
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

***If we cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.***
The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging

technological trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue, earnings or stock price and weakening our competitive position.

### *The Company's success depends on the experience and skill of its executive officer.*
In particular, the Company is dependent on Johannes Luckemeier (CEO). The Company has or intends to enter into an employment agreement with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Johannes Luckemeier could harm the Company's business, financial condition, cash flow and results of operations.

### *The Company has indicated that it has engaged in certain transactions with related persons.*
Please see the section of this Memorandum entitled "Related Party Transactions" for further details.

### *Introduction of new technology could harm our business and results of operations.*
The expectations and needs of technology consumers are constantly evolving. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new products and services efficiently, enhance and integrate our products and services in a timely and cost-effective manner, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Integration of our products and services with one another and other companies' offerings creates an increasingly complex ecosystem that is partly reliant on third parties. If any disruptive technology, or competing products, services or operating systems that are not compatible with our solutions, achieve widespread acceptance, our operating results could suffer, and our business could be harmed.

### *We rely on various intellectual property rights, including patents and trademarks in order to operate our business.*
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

### *The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.*
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Johannes Luckemeier in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Johannes Luckemeier dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We have not prepared any audited financial statements.***

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.***

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

***The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

***The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.***

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

### Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

### Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

### An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

### If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

### In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

### *We may implement new lines of business or offer new products and services within existing lines of business.*

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

### *We rely on third-party platforms such as the Apple App Store and Google Play App Store, to distribute our platform and offerings.*

Our application is accessed, operated, and distributed through third-party platforms or marketplaces, including the Apple App Store and Google Play App Store. As a result, the expansion and prospects of our business and our apps depend on our continued relationships with these providers and any other emerging platform providers that are widely adopted by consumers. We are subject to the standard terms and conditions that these providers have for application developers, which govern the content, promotion, distribution and operation of apps on their platforms or marketplaces, and which the providers can change unilaterally on short or no notice.

Thus, our business could suffer materially if platform providers change their standard terms and conditions, interpretations or other policies and practices in a way that is detrimental to us or if platform providers determine that we are in violation of their standard terms and conditions and prohibit us from distributing our apps on their platforms. In addition, our business would be harmed if the providers discontinue or limit our access to their platforms or marketplaces; the platforms or marketplaces decline in popularity; the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies, including fees; the providers adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our apps in order to ensure that consumers can continue to access and use our application.

If alternative providers increase in popularity, we could be adversely impacted if we fail to create compatible versions of our apps in a timely manner, or if we fail to establish a relationship with such alternative providers. Likewise, if our current providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.
In the past, some of these platforms or marketplaces have been unavailable for short periods of time. If this or a similar event were to occur on a short- or long-term basis, or if these platforms or marketplaces otherwise experience issues that impact the ability of consumers to download or access our apps and other information, it could have a material adverse effect on our brand and reputation, as well as our business, financial condition and operating results.

### *Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.*

We face potential risks stemming from legal challenges or regulatory actions that may impede our business operations or restrict the scope of our services within specific geographic areas. Such legal hurdles or regulatory constraints could lead to increased operational costs, compliance burdens, or limitations on our ability to offer our full suite of services. These challenges may have adverse effects on our financial performance, growth trajectory, and market expansion efforts. Additionally, restrictions on service provision in certain jurisdictions could curtail our ability to capitalize on market opportunities and broaden our customer base, potentially impacting our revenue streams and market positioning. Investors should consider the potential implications of legal and regulatory challenges on our business operations and financial viability when assessing investment prospects.


**Risks Related to Investment in our Securities**


THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL

**ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

### *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

### *No Guarantee of Return on Investment*

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

### *Purchasers will be unable to declare the Security in "default" and demand repayment.*

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

### *The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.*

You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

### *There is no present market for the Securities, and we have arbitrarily set the price.*

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

### *You will not have a vote or influence on the management of the Company.*

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

### *A majority of the Company is owned by a small number of owners.*

Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 100% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

_____

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C/A contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C/A include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C/A.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C/A primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form C/A. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C/A. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C/A relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C/A to reflect events or circumstances after the date of this Form C/A or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C/A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

_____

## MARKET & INDUSTRY DATA

This Form C/A contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors."

## THE COMPANY

### Business & Anticipated Business Plan

*Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and its future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.*

Johannes Luckemeier, founder of Glydsphere, has over a decade of experience in the automotive industry. His expertise spans well-known companies such as HARMAN, Mercedes AMG, and BMW. His focus has been on developing, applying, and managing audio algorithms specifically designed for premium car manufacturers. However, his journey took a personal turn when his aging Camaro, on the brink of disrepair, prompted him to seek out a new vehicle. Opting for a Tesla, Johannes found himself missing the familiar engine roar, leading him to embark on a project to recreate the sound. This endeavor ultimately led to the establishment Space Gravity GmbH (doing business as Glydsphere) in Germany in 2020, with a mission to craft engine sound systems tailored for electric vehicles, offering both nostalgic and futuristic auditory experiences. Glydsphere's innovative approach marks a milestone in the automotive industry's transition towards electric mobility. In Q3 2022, Johannes Luckeimer established Space Gravity LLC, a U.S. entity that also operates as Glypsphere. The company moved its operations from Germany to the U.S., ultimately closing its German business at the beginning of 2023. More recently, Glydsphere converted to a Texas Corporation (Space Gravity, Inc.) in Q3 2024.

Glydsphere's products are currently compatible with Model 3 and Model Y Teslas, as well as Model S and Model X Teslas made after 2021. The Company started selling through the U.S. entity in January 2023, which has showed promising traction. As of the end July 2024, Glydsphere has had over 150 orders (inclusive of refunds) for its speaker system and has garnered over 3,500 downloads across iOS and Adroid. One way Glydsphere has found early success in their marketing strategy has been through social media. Glydsphere has leveraged social media influencers who have utilized and assisted in the promotion of the product.

The Glydsphere speaker is available for retail purchase at $639, and includes complimentary shipping, lifetime support, a one-year warranty, and an indefinite app subscription. As the app can function independently of the speaker hardware through an on-board diagnostic (OBD) system, users who wish to run the system without the speaker need to pay for a yearly or monthly subscription of the app which costs $3.99 per month or $29.99 per year.

Current products:

1. *Glydsphere Speaker*

   The Glydsphere speaker, currently compatible with all Model 3 and Model Y Teslas, as well as Model S and Model X vehicles made after 2021, provides a tailored audio experience that offers a variety of customizable sounds. The speaker is designed for easy installation in the front trunk (frunk) and users can access over 50 electric vehicle engine sounds when paired with the Glydsphere app.

2. *Glydsphere App*

   The Glydsphere app is designed to enhance the driving experience, with features tailored to modern needs for owners of Model 3 and Model Y Teslas, as well as Model S and Model X vehicles made after 2021. It is designed for easy set up and operates independently from the vehicle, allowing users to customize their EV's sound while driving. With full control from their phone, users can adjust power, volume, and sound settings to their liking. Additionally, users can collect "Spheres" during drives to unlock exclusive sounds for further customization, allowing for a personalized experience. When paired with the Glydsphere EV Speaker, the app ensures consistent audio inside and outside the EV, providing a tailored touch. Utilizing the Unity 3D game engine, the app generates dynamic driving sounds based on real-time input signals like speed and accelerator pedal position, creating an immersive experience. Users also have the option to upload their own sound files and craft personalized sets following specific guidelines for desired engine or vehicle sounds.

The company's product roadmap for its current product offering (speaker and app) outlines three key updates. Expected to launch in Q1 2025, subsequent to funding:

**New Integrated Solution:** The company is looking to develop an integrated solution that combines an OBD scanner and a microcomputer into a single device. The advanced algorithm is expected to run on the microcomputer instead of the phone, while remaining highly configurable via a phone app. This system will be completely wireless, plug-and-play, and require no modifications to the car.

**Expanded Algorithm:** Efforts are underway to develop an integrated solution that merges a sophisticated algorithm with stand-alone hardware. This initiative aims to enhance vehicle sound systems by updating the algorithm to accurately replicate a wide range of vehicle sounds.

**Added Support for More EVs:** Every car maker has their own data library, currently Glydsphere only implements the Tesla data library for utilizing car signals in the sound algorithm. The next development is expected to allow data libraries from other car manufacturers with the same simplicity to create custom sound sets. This would allow for a no app/software update to integrate new data libraries for the future version and make adding new car models easier to incorporate into the system.

Glydsphere's primary competitors include major companies that have developed engine sound systems for electric vehicles including Hyundai and Dodge, as well as smaller companies including Borla and Hansshow. Compared to these competitors, Glydsphere believes that its solution is more plug and play differentiating itself from other solutions that have more extensive and potentially irreversible set-ups.

Future products:

1. *B2B Consultation and Sound Design Conceptualization (not yet developed, target launch date in 2025)*

While still a work in progress, Space Gravity is also looking to extend its services to car original equipment manufacturers (OEMs) by offering consultation and sound design and conceptualization assistance. Glydsphere has filed a 522% application for its B2B enterprise, focusing on the concept titled "authentic EV engine sound." This patent and technology leverage the principles of airflow and the acoustic characteristics of moving objects. Notably, the system excludes speakers, sound files, or synthesized audio. Instead, it employs a technical apparatus to produce genuine, powerful, and emotionally resonant soundscapes for premium electric sports cars. The company is looking to monetize this aspect of its business sometime in 2025.

_____

### Products & Services

| Product / Service | Development Stage | Description | Market |
|---|---|---|---|
| Glydsphere Speaker (Hardware) | Developed | Engine sound system specifically designed for electric vehicles. | Owners of Model 3 and Model Y Teslas, as well as Model S and Model X Teslas made after 2021 (B2C) |
| Gyldsphere App (Software) | Developed | App supplement for the engine sound system designed for electric vehicles. | Owners of Model 3 and Model Y Teslas, as well as Model S and Model X Teslas made after 2021 (B2C) |
| B2B Consultation and Sound Design Conceptualization | Pending development | B2B sound solution catered towards OEMs. | Electric vehicle manufacturers (B2B) |

### Intellectual Property

| Number | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| Application No. 63/573,275 | ELECTRIC VEHICLE SOUND GENERATING SYSTEM AND APPARATUS | Utility patent application for an electric vehicle sound generating system and apparatus | April 2, 2024 | In review | USA |

## Directors & Officers

| Name | Board Service | Company Position(s) | Principal Occupation(s) | Business Experience |
|------|---------------|---------------------|-------------------------|---------------------|
| Johannes Luckemeier | Managing Member | CEO & Managing Member<br><br>August 2022 – Present<br><br>Oversees product development and growth.<br><br>Leads fundraising efforts<br><br>Oversees general business and company operations. | *Space Gravity, Inc.*<br>*August 2022 – Present* | *Space Gravity, Inc.*<br>*August 2022 – Present*<br>CEO and Chairperson of the Board<br><br>*Space Gravity GmbH*<br>*June 2021 – December 2022*<br>Co-Founder & CTO<br><br>*HARMAN International*<br>*October 2018 – May 2021*<br>Program Manager |

## Legal Matters

Covered Persons

Covered Persons are:
- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

_____

**DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS**

*Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C/A and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C/A and should be reviewed in their entirety.*

## Results of Operations

Glydsphere, originally incorporated as a German entity (Space Gravity GmbH) in 2020, ceased operations at the beginning of 2023, while the U.S. entity (Space Gravity LLC) was established in Q3 2022, which since has converted to a Texas Corporation (Space Gravity, Inc.) in Q3 2024. In 2022, the German entity (Space Gravity GmbH) generated €685,676.03 (~$734,304.17) in total income. To add context, $156,001.00 of this figure came from the sale of goods in November 2022 in which Space Gravity LLC agreed to purchase car audio and speaker systems from Space Gravity GmbH. Additionally, $500,000 came from a previous agreement from December 2022, in which Space Gravity GmbH, the German company, agreed to sell its business to Johannes Luckemeier for that amount. The agreement was adjusted in March 2023 so that the total due is now $250,000 over eight years including 2% yearly compounded interest.

Furthermore, Space Gravity GmbH had €500,002.83 (~$535,463.03) in total expenses which included material costs, personnel costs, depreciation and other expenses. Those expenses were tied to the creation of the product. They represent the initial investment needed to get everything off the ground—covering research and development, production of the first units or inventory, legal fees, design costs, and more. Additionally, the German entity (Space Gravity GmbH) had a net income of €184,673.20 (~$197,770.22) in 2022. Despite the previously mentioned purchase of assets in 2022, the U.S. entity did not generate any income in 2022 and the only expenses it incurred were categorized under professional fees.

In the beginning of 2023, the German entity was shut down, and the U.S. entity began selling its products, ultimately generating $46,891.44 in total income for the calendar year. Additionally, total expenses for 2023 were $68,439.24. The company's 2024 has been meet with further growth during the seven-month period from January to July 2024. Through this period, Glydsphere has earned total income of $52,372.78, which is greater than the company's total income for the entirety of 2023. Furthermore, the U.S. entity witnessed its first month of positive gross profit in January 2024. Additionally, from January to July 2024, Glydsphere has incurred total expenses of $37,346.33.

The proceeds from the offering are planned to help enhance Glydsphere's liquidity, which, as of July 31, 2024, stands at around $13,000 with a monthly cash burn rate of approximately $2,000. The company's historical financial performance includes a net loss in 2023 and 2024. The existing cash reserves are adequate for approximately six months without further funding; however, the proceeds from the offering will extend this runway and provide the necessary capital to cover ongoing expenses, support growth initiatives, and stabilize operations. Specifically, Glydsphere plans to allocate the proceeds to several areas including investments in marketing and product development. Ultimately, Glydsphere aims to scale over the coming years, potentially achieving profitability by expanding its market reach, optimizing production processes, and leveraging economies of scale to reduce operational costs and boost revenue.

### Recent Tax Return Information for the year ended December 31, 2022*

| Total Income | Taxable Income | Total Federal Tax |
|:---:|:---:|:---:|
| $(14,379.00) | $0 | $0 |

*\* 2023 tax return expected to be filed on October 15, 2024*

## Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

## Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

_____

# THE OFFERING

The Company is offering up to $124,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 24, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $124,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received in escrow and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

## Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

## Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering related to the purchase and sale of the Securities.

## Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

---

<center>**THE SECURITIES**</center>

We request that you review the Crowd Note and Subscription Agreement in conjunction with the following summary information.

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

<center>**Definitions**</center>

**Crowd Note**. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

| | |
|---|---|
| **Discount** | n/a |
| **Interest Rate** | n/a |
| **Valuation Cap** | $800,000 for the first $50,000 invested, $1 million thereafter |
| **Major Investor** | An investor who invests at least $25,000 in this Offering |

**Qualified Equity Financing**. The first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

**Conversion Price**. The lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

**Conversion Shares**. Shares of our preferred stock that are issued in connection with the Qualified Equity Financing.

**Shadow Series**. A series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

**Corporate Transaction**. The:

(i) closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) initial public offering, liquidation, dissolution or winding up of our company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

**Outstanding Principal**. The price paid for the Crowd Note plus any unpaid accrued interest.

## Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred stock upon conversion of such investor's Crowd Note.

## Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2X) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

## Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

## Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

## IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

## No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

## Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

_____

## USE OF PROCEEDS

Glydsphere plans to use proceeds from the Offering for a new integrated solution, expanded algorithm, added support for more EVs, marketing, staffing, and events.

The percentage allocated to each Company initiative may vary depending on proceeds raised.

| | Aggregate Minimum Offering Amount | Aggregate Maximum Offering Amount |
|---|---|---|
| **Total Proceeds** | $ 25,000.00 | $ 124,000.00 |
| **(Intermediary Fees)** | $ (1,250.00) | $ (6,200.00) |
| **(Escrow Fees)** | $ (1,000.00) | $ (1,000.00) |
| **Net Proceeds** | $ 22,750.00 | $ 116,800.000 |

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.



Minimum Offering Amount (net of fees)

35%
56%
9%
New integrated solution
Expand algorithm
Marketing

Maximum Offering Amount (net of fees)

4%
22%
21%
2%
4%
47%
New integrated solution
Expand algorithm
Marketing
Add support for more EVs
Staffing
Events

**New Integrated Solution**
Implement sound algorithm onto stand-alone hardware for integrated solution in the car that does not require using a phone

**Expand Algorithm**
Update sound algorithm to mimic a large variety of vehicles as authentic as possible

**Add Support for More EVs**
Option to easily add new vehicle configuration files to extend compatibility with more EVs

**Marketing**
Expand online marketing activities on social media and work with professional influencers

**Staffing**
Hire part-time/freelance marketer

**Events**
Attend electric car shows with booth and demo car

# CURRENT OWNERSHIP & CAPITAL STRUCTURE

## Company Securities Issued & Outstanding
*The Company has not reserved securities for issuance upon exercise or conversion.*
*The Company has not conducted any exempt offerings within the past three years.*

| Security | Amount Authorized | Amount Issued & Outstanding | Voting Rights | Other Rights or Terms | How this security may limit, dilute, or qualify securities issued in the Offering | Ownership Percentage (assume converted prior to Offering) |
|---|---|---|---|---|---|---|
| Common Stock | 10,000,000 shares | 8,000,000 shares | N/A | Johannes shall make all decisions and take all actions for the company | Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock. | 100% |

## Principal Security Holders

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

| Name | Security | Number Held | Voting Power Prior to Offering |
|---|---|---|---|
| Johannes Luckemeier | Common Stock | 8,000,000 | 100.00% |

## Material Terms of Any Debt

The Company owes the following:

| Creditor | Amount Outstanding | Repayment Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Shopify | $2,283.05 | 14% of daily sales | December 23, 2025 | Merchant loan agreement accruing 14% of daily sales. Principal payment and interest can be deferred until the maturity date. |
| Comerica Bank | $3,250.27 | 0% annual percentage rate | Monthly payment | $15,000 credit limit. |
| Rödl & Partner | $6,691.36 | 0% annual percentage rate | December 31, 2024 | Amount owed to the accounting firm used to create company financials.<br><br>Beginning August 2024 until December 2024, minimum monthly payment of $1,338.27.<br><br>A higher initial payment would result in a lower monthly payment for the remaining periods. |

**Related Party Transactions**

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

The Company has engaged in the following transactions which may give rise to a conflict of interest with the Company, its operations, or its security holders.

| Related Party | Relationship to Company | Dollar Amount | Nature of Transaction |
|---|---|---|---|
| Space Gravity GmbH | Predecessor entity | $156,001.00 | In November 2022, Space Gravity LLC and Space Gravity GmbH agreed to a Sale of Goods Agreement in which Space Gravity LLC agreed to purchase car audio and speaker systems from Space Gravity GmbH. |
| Space Gravity LLC | Predecessor entity | $250,000.00 | In March 2023, the transfer of rights and obligations under a prior Asset Purchase Agreement dated December 2022, from Space Gravity LLC (the "Assignor") to Johannes Luckemeier (the "Assignee"). The agreement details the terms of this assignment, including the Assignee's acceptance of all obligations, such as paying the purchase price of $250,000 over eight years and a 2% annual compounded interest accrual, with all parties consenting to the changes. |
| Sigrid Luckemeier | Immediate family member to the issuer | $1,000.00 | Investment in this Offering |

_____

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Johannes Luckemeier, certify that:

(1) the financial statements of Space Gravity, Inc. included in this Form C/A are true and complete in all material respects; and

(2) the tax return information of Space Gravity, Inc. included in this Form C/A reflects accurately the information reported on the tax return for Space Gravity, Inc. filed for the fiscal year ended 2022.

/s/ Johannes Luckemeier
(Signature)

Johannes Luckemeier
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Johannes Luckemeier
(Signature)

Johannes Luckemeier
(Name)

Chief Executive Officer
(Title)

November 1, 2024
(Date)

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Financial Statements |
| Exhibit B | Company Summary |
| Exhibit C | Subscription Agreement |
| Exhibit D | Crowd Notes |
| Exhibit E | Pitch Deck |
| Exhibit F | Webinar Transcript |

**EXHIBIT A**

*Financial Statements*

# JAHRESABSCHLUSS

zum 31. Dezember 2022

**Space Gravity GmbH i. L.**
**Entwicklung, Herstellung und Vertrieb von Software**

Schillerstraße 9

64859 Eppertshausen

## Bescheinigung

Wir haben auftragsgemäß den nachstehenden Jahresabschluss, bestehend aus Bilanz und Gewinn- und Verlustrechnung der

Space Gravity GmbH i. L.
Entwicklung, Herstellung und Vertrieb von Software

für das Geschäftsjahr vom 01.01.2022 bis 31.12.2022 unter Beachtung der deutschen handelsrechtlichen Vorschriften und der ergänzenden Bestimmungen des Gesellschaftsvertrages erstellt. Grundlage für die Erstellung waren die von uns geführten Bücher und die uns darüber hinaus vorgelegten Belege und Bestandsnachweise, die wir auftragsgemäß nicht geprüft haben, sowie die uns erteilten Auskünfte. Die Buchführung sowie die Aufstellung des Inventars und des Jahresabschlusses nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Bestimmungen des Gesellschaftsvertrages liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft.

Bei der Durchführung unseres Auftrags haben wir die Verlautbarung der Bundessteuerberaterkammer zu den Grundsätzen für die Erstellung von Jahresabschlüssen beachtet. Unser Auftrag umfasst die Entwicklung der Bilanz und der Gewinn- und Verlustrechnung sowie des Anhangs auf Grundlage der Buchführung und des Inventars sowie der Vorgaben zu den anzuwendenden Bilanzierungs- und Bewertungsmethoden.



Frankfurt, den 31.10.2023

MEISSNER • SCHÄFER • THOMAS STEUERBERATER PARTNERSCHAFTSGESELLSCHAFT FRANKFURT

Meissner Schäfer Thomas
Steuerberater PartG mbB

Bilanz zum 31.12.2022

**Space Gravity GmbH i. L. Entwicklung, Herstellung und Vertrieb von Software, Eppertsha**

AKTIVA

| | EUR | | |
|---|---|---|---|
| **A. Umlaufvermögen** | 458.128,26 | **A. Eigenkapital** | |
| **B. Rechnungsabgrenzungsposten** | 2.835,99 | **B. Rückstellungen** | |
| **C. Nicht durch Eigenkapital gedeckter Fehlbetrag** | 109.552,71 | **C. Verbindlichkeiten** | |
| | | - davon gegenüber Gesellschaftern E | |
| | | - davon mit einer Restlaufzeit bis zu e | |
| | | - davon mit einer Restlaufzeit von me | |
| | **570.516,96** | | |

Eppertshausen, den 31. Oktober 2023

Wolfgang Luckemeier

Gewinn- und Verlustrechnung vom 01.01.2022 bis 31.12.2022

**Space Gravity GmbH i. L. Entwicklung, Herstellung und Vertrieb von Software, Eppertshausen**

|  |  | EUR |
|---|---|---|
| 1. | Umsatzerlöse | 164.050,95 |
| 2. | Sonstige Erträge | 521.625,08 |
| 3. | Materialaufwand | 203.319,10 |
| 4. | Personalaufwand | 86.140,68 |
| 5. | Abschreibungen | 23.724,00 |
| 6. | Sonstige Aufwendungen | 187.819,05 |
| **7.** | **Jahresüberschuss** | **184.673,20** |

Kontennachweis zur Bilanz zum 31.12.2022

**Space Gravity GmbH i. L. Entwicklung, Herstellung und Vertrieb von Software, Eppertshausen**

AKTIVA

| Konto | Bezeichnung | EUR | EUR |
|---|---|---:|---:|
| | **Umlaufvermögen** | | |
| 1200 | Volksbank Dreieich 5490049 | 3.752,30 | |
| 1210 | Volksbank Dreieich 405490049 | 121,69 | |
| 1220 | Paypal | 136,62 | |
| 1500 | Sonstige Vermögensgegenstände | 20.909,00 | |
| 1502 | Forderung a.Geschäftsveräußerung(g.1 J) | 430.343,69 | |
| | | 455.263,30 | |
| | | | |
| 1571 | Abziehbare Vorsteuer 7% | 10,89 | |
| 1574 | Abziehbare Vorsteuer aus EU-Erwerb 19% | 129,20 | |
| 1576 | Abziehbare Vorsteuer 19% | 7.342,35 | |
| 1577 | Abziehbare Vorsteuer § 13b UStG 19% | 7.610,81 | |
| 1588 | Einfuhrumsatzsteuer | 434,40 | |
| 1774 | Umsatzsteuer aus EU-Erwerb 19% | 129,20- | |
| 1780 | Umsatzsteuer-Vorauszahlungen | 7.785,77- | |
| 1787 | Umsatzsteuer nach § 13b UStG 19% | 7.610,81- | |
| 1789 | Umsatzsteuer laufendes Jahr | 2.863,09 | |
| | | 2.864,96 | |
| | | | 458.128,26 |
| | | | |
| | **Rechnungsabgrenzungsposten** | | |
| 980 | Aktive Rechnungsabgrenzung | | 2.835,99 |
| | | | |
| | **Nicht durch Eigenkapital gedeckter Fehlbetrag** | | |
| | Nicht durch Eigenkapital gedeckter Fehlbetrag | | 109.552,71 |
| | | | **570.516,96** |

Kontennachweis zur Bilanz zum 31.12.2022

**Space Gravity GmbH i. L. Entwicklung, Herstellung und Vertrieb von Software, Eppertshausen**

PASSIVA

| Konto | Bezeichnung | EUR | EUR |
|---|---|---:|---:|
| | **Eigenkapital** | | |
| | Jahresüberschuss | 184.673,20 | |
| | nicht gedeckter Fehlbetrag | 109.552,71 | |
| 800 | Gezeichnetes Kapital | 25.000,00 | |
| 868 | Verlustvortrag vor Verwendung | 319.225,91- | 0,00 |
| | | | |
| | **Rückstellungen** | | |
| 970 | Sonstige Rückstellungen | 3.550,00 | |
| 977 | Rückstellungen für Abschluss u. Prüfung | 2.500,00 | 6.050,00 |
| | | | |
| | **Verbindlichkeiten** | | |
| 1360 | Geldtransit | 885,42 | |
| 1590 | Durchlaufende Posten | 43,05 | |
| 1600 | Verbindlichkeiten aus Lieferungen+Leist. | 378,97 | |
| 1667 | Verbindlichk. ggb. GmbH-Ges.ern, 1-5J | 561.583,21 | |
| 1741 | Verbindlichk. Lohn- und Kirchensteuer | 647,50 | |
| 1742 | Verbindlichkeiten soziale Sicherheit | 928,81 | 564.466,96 |

**davon gegenüber Gesellschaftern EUR 561.583,21**
1667 Verbindlichk. ggb. GmbH-Ges.ern, 1-5J

**davon mit einer Restlaufzeit bis zu einem Jahr EUR 2.883,75**
1360 Geldtransit
1590 Durchlaufende Posten
1600 Verbindlichkeiten aus Lieferungen+Leist.
1741 Verbindlichk. Lohn- und Kirchensteuer
1742 Verbindlichkeiten soziale Sicherheit

**davon mit einer Restlaufzeit von mehr als einem Jahr EUR 561.583,21**
1667 Verbindlichk. ggb. GmbH-Ges.ern, 1-5J

| | | | |
|---|---|---|---:|
| | | | **570.516,96** |

# Kontennachweis zur G.u.V. vom 01.01.2022 bis 31.12.2022

**Space Gravity GmbH i. L. Entwicklung, Herstellung und Vertrieb von Software, Eppertshausen**

| Konto | Bezeichnung | EUR | EUR |
|---|---|---:|---:|
| | **Umsatzerlöse** | | |
| 8120 | Steuerfreie Umsätze § 4 Nr. 1a UStG | 162.758,65 | |
| 8336 | Nicht steuerbare s. Leistung § 18b UStG | 475,37 | |
| 8338 | Nicht steuerbare Umsätze Drittland | 816,93 | 164.050,95 |
| | | | |
| | **Sonstige Erträge** | | |
| 2508 | Gewinn Veräuß/Aufg. Geschäftsaktivität | 476.281,20 | |
| 2660 | Erträge aus der Währungsumrechnung | 132,68 | |
| 2743 | Investitionszuschüsse (steuerpflichtig) | 2.000,00 | |
| 2744 | Investitionszulagen (steuerfrei) | 43.150,00 | |
| 2749 | Erstattungen AufwendungsausgleichsG | 61,20 | 521.625,08 |
| | | | |
| | **Materialaufwand** | | |
| 3100 | Fremdleistungen | 19.366,03 | |
| 3125 | Leistungen ausländ.Untern.19% Vorst./USt | 216,61 | |
| 3200 | Wareneingang | 64.539,14 | |
| 3400 | Wareneingang 19% Vorsteuer | 861,70 | |
| 3425 | EU-Erwerb 19% Vorst./USt | 680,00 | |
| 3850 | Zölle und Einfuhrabgaben | 7.981,92 | |
| 3960 | Bestandsveränderung RHB-Stoffe / Waren | 109.673,70 | 203.319,10 |
| | | | |
| | **Personalaufwand** | | |
| 4110 | Löhne | 5.080,15 | |
| 4120 | Gehälter | 64.800,00 | |
| 4130 | Gesetzliche Sozialaufwendungen | 15.982,24 | |
| 4138 | Beiträge zur Berufsgenossenschaft | 178,97 | |
| 4194 | Pauschale Steuer für Minijobber | 99,32 | 86.140,68 |
| | | | |
| | **Abschreibungen** | | |
| 4823 | Abschreibung selbst geschaffene imm. VG | 19.934,00 | |
| 4830 | Abschreibungen auf Sachanlagen | 3.790,00 | 23.724,00 |
| | | | |
| | **Sonstige Aufwendungen** | | |
| 2120 | Zinsaufwendungen f.lfr.Verbindlichkeit. | 10.891,95 | |
| 2150 | Aufwendungen aus Währungsumrechnungen | 1.104,87 | |
| 2310 | Abgänge Sachanlagen Restbuchwert bei BV | 14.227,00 | |
| 2311 | Abgang immaterielle VermögensG, RBW, BV | 78.074,00 | |
| 4200 | Raumkosten | 1.626,98 | |
| 4360 | Versicherungen | 2.370,98 | |
| 4380 | Beiträge | 413,19 | |
| 4600 | Werbekosten | 7.018,52 | |
| 4660 | Reisekosten Arbeitnehmer | 227,65 | |
| 4663 | Reisekosten Arbeitnehmer, Fahrtkosten | 2.739,31 | |
| 4664 | Reisekosten AN Verpfleg.mehraufwand | 1.681,00 | |
| 4666 | Reisekosten AN Übernachtungsaufwand | 2.609,98 | |
| 4700 | Kosten Warenabgabe | 773,34 | |
| 4730 | Ausgangsfrachten | 9.654,12 | |
| 4780 | Fremdarbeiten (Vertrieb) | 4.040,68 | |
| 4806 | Wartungskosten für Hard- und Software | 2.424,83 | |
| 4900 | Sonstige betriebliche Aufwendungen | 609,79 | |
| 4909 | Fremdleistungen und Fremdarbeiten | 26.875,90 | |
| 4920 | Telefon | 692,26 | |
| 4930 | Bürobedarf | 143,42 | |
| | | | |
| Übertrag | | 168.199,77- | 372.492,25 |

# Kontennachweis zur G.u.V. vom 01.01.2022 bis 31.12.2022

**Space Gravity GmbH i. L. Entwicklung, Herstellung und Vertrieb von Software, Eppertshausen**

| Konto | Bezeichnung | EUR | EUR |
|---|---|---:|---:|
| Übertrag | | 168.199,77- | 372.492,25 |
| | **Sonstige Aufwendungen** | | |
| 4950 | Rechts- und Beratungskosten | 5.797,06 | |
| 4955 | Buchführungskosten | 7.615,00 | |
| 4957 | Abschluss- und Prüfungskosten | 2.144,60 | |
| 4964 | Aufwendungen für Lizenzen, Konzessionen | 1.032,26 | |
| 4970 | Nebenkosten des Geldverkehrs | 2.828,78 | |
| 4980 | Sonstiger Betriebsbedarf | 201,58 | 187.819,05 |
| | **Jahresüberschuss** | | **184.673,20** |

**ANNUAL FINANCIAL STATEMENT as of December 31, 2022**

**Space Gravity GmbH i.L.**
Development, Manufacturing, and Distribution of Software
Schillerstraße 9, 64859 Eppertshausen

---

**Certificate**

We have prepared the following annual financial statement, consisting of the balance sheet and the profit and loss statement of **Space Gravity GmbH i.L.** Development, Manufacturing, and Distribution of Software for the fiscal year from January 1, 2022 to December 31, 2022, in accordance with German commercial law regulations and supplementary provisions of the articles of association. The basis for the preparation was the books we maintained and the additional documents and inventory records submitted to us, which we did not audit as per the assignment, as well as the information provided to us. The bookkeeping and the preparation of the inventory and the annual financial statement according to German commercial law regulations and the supplementary provisions of the articles of association are the responsibility of the company's legal representatives.

In carrying out our assignment, we have observed the announcements of the Federal Chamber of Tax Advisors on the principles for preparing annual financial statements. Our assignment includes the development of the balance sheet and the profit and loss statement as well as the appendix based on the bookkeeping and inventory, and the guidelines on the accounting and valuation methods to be applied.

Frankfurt, October 31, 2023
**Meissner Schäfer Thomas Steuerberater PartG mbB**

---

**BALANCE SHEET as of December 31, 2022**

**Space Gravity GmbH i.L.**
Development, Manufacturing, and Distribution of Software, Eppertshausen

**ASSETS**

| | |
|---|---|
| **A. Current Assets** | **EUR 458,128.26** |
| **B. Prepaid Expenses** | EUR 2,835.99 |
| **C. Deficit Not Covered by Equity** | EUR 109,552.71 |
| **TOTAL ASSETS** | EUR 570,516.96 |

**LIABILITIES**

|  |  |
|---|---|
| **A. Equity** | **EUR 0.00** |
| **B. Provisions** | EUR 6,050.00 |
| **C. Liabilities** | EUR 564,466.96 |
| - thereof to shareholders | EUR 561,583.21 |
| - thereof due within one year | EUR 2,883.75 |
| - thereof due in more than one year | EUR 561,583.21 |
| **TOTAL LIABILITIES** | EUR 570,516.96 |

Eppertshausen, October 31, 2023

---

## PROFIT AND LOSS STATEMENT from January 1, 2022 to December 31, 2022

**Space Gravity GmbH i.L.**
Development, Manufacturing, and Distribution of Software, Eppertshausen

|  |  |
|---|---|
| **1. Revenue** | **EUR 164,050.95** |
| **2. Other Income** | EUR 521,625.08 |
| **3. Material Costs** | EUR 203,319.10 |
| **4. Personnel Costs** | EUR 86,140.68 |
| **5. Depreciation** | EUR 23,724.00 |
| **6. Other Expenses** | EUR 187,819.05 |
| **7. Net Income** | EUR 184,673.20 |

---

## ACCOUNT STATEMENT FOR BALANCE SHEET as of December 31, 2022

**Space Gravity GmbH i.L.**
Development, Manufacturing, and Distribution of Software, Eppertshausen

**ASSETS**

| Account | Description | EUR |
|---|---|---|
| **Current Assets** | | 458,128.26 |
| 1200 | Volksbank Dreieich 5490049 | 3,752.30 |
| 1210 | Volksbank Dreieich 405490049 | 121.69 |
| 1220 | Paypal | 136.62 |
| 1500 | Other Assets | 20,909.00 |
| 1502 | Receivables from Sale of Business Activity (<1 year) | 430,343.69 |

| Account | Description | EUR |
|---|---|---|
| 1571 | Deductible VAT 7% | 10.89 |
| 1574 | Deductible VAT from EU Acquisition 19% | 129.20 |
| 1576 | Deductible VAT 19% | 7,342.35 |
| 1577 | Deductible VAT § 13b UStG 19% | 7,610.81 |
| 1588 | Import VAT | 434.40 |
| 1774 | VAT from EU Acquisition 19% | 129.20- |
| 1780 | Advance VAT Payments | 7,785.77- |
| 1787 | VAT according to § 13b UStG 19% | 7,610.81- |
| 1789 | Current Year VAT | 2,863.09 |
| **Prepaid Expenses** | | 2,835.99 |
| 980 | Active Prepaid Expenses | 2,835.99 |
| **Deficit Not Covered by Equity** | | 109,552.71 |
| | Deficit Not Covered by Equity | 109,552.71 |
| **TOTAL ASSETS** | | 570,516.96 |

## LIABILITIES

| Account | Description | EUR |
|---|---|---|
| **Equity** | | 184,673.20 |
| | Net Income | 109,552.71 |
| 800 | Subscribed Capital | 25,000.00 |
| 868 | Loss Carryforward before Appropriation | 319,225.91- |
| **Provisions** | | 6,050.00 |
| 970 | Other Provisions | 3,550.00 |
| 977 | Provisions for Annual Financial Statements and Audits | 2,500.00 |
| **Liabilities** | | 564,466.96 |
| 1360 | Money in Transit | 885.42 |
| 1590 | Transitory Items | 43.05 |
| 1600 | Liabilities from Deliveries and Services | 378.97 |
| 1667 | Liabilities to Shareholders, 1-5 Years | 561,583.21 |
| 1741 | Liabilities for Wage and Church Tax | 647.50 |
| 1742 | Liabilities for Social Security | 928.81 |
| 1360 | Money in Transit | 885.42 |
| 1590 | Transitory Items | 43.05 |
| 1600 | Liabilities from Deliveries and Services | 378.97 |
| 1741 | Liabilities for Wage and Church Tax | 647.50 |

| Account | Description | EUR |
|---------|-------------|-----|
| 1742 | Liabilities for Social Security | 928.81 |

**TOTAL LIABILITIES**       570,516.96

---

**ACCOUNT STATEMENT FOR P&L from January 1, 2022 to December 31, 2022**

**Space Gravity GmbH i.L.**
Development, Manufacturing, and Distribution of Software, Eppertshausen

| Account | Description | EUR |
|---------|-------------|-----|
| **Revenue** | | 164,050.95 |
| 8120 | Tax-exempt Revenue § 4 No. 1a UStG | 162,758.65 |
| 8336 | Non-taxable Services § 18b UStG | 475.37 |
| 8338 | Non-taxable Revenue Third Country | 816.93 |
| **Other Income** | | 521,625.08 |
| 2508 | Profit from Sale/Discontinuation of Business Activity | 476,281.20 |
| 2660 | Income from Currency Conversion | 132.68 |
| 2743 | Investment Grants (taxable) | 2,000.00 |
| 2744 | Investment Allowances (tax-free) | 43,150.00 |
| 2749 | Reimbursement of Expenses Compensation Act | 61.20 |
| **Material Costs** | | 203,319.10 |
| 3100 | External Services | 19,366.03 |
| 3125 | Services from Foreign Companies 19% Input VAT/UST | 216.61 |
| 3200 | Goods Received | 64,539.14 |
| 3400 | Goods Received 19% Input VAT | |

**Space Gravity LLC**
# Balance Sheet
**As of December 31, 2022**

|  | Sep 30, 22 | Oct 31, 22 | Nov 30, 22 | Dec 31, 22 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| **Checking/Savings** | | | | |
| **10000 · Comerica Bank  7194** | 0.00 | 0.00 | 62,460.00 | 61,499.85 |
| **Total Checking/Savings** | 0.00 | 0.00 | 62,460.00 | 61,499.85 |
| **Other Current Assets** | | | | |
| **13500 · Inventory** | 0.00 | 0.00 | 156,001.00 | 156,001.00 |
| **Total Other Current Assets** | 0.00 | 0.00 | 156,001.00 | 156,001.00 |
| **Total Current Assets** | 0.00 | 0.00 | 218,461.00 | 217,500.85 |
| **TOTAL ASSETS** | **0.00** | **0.00** | **218,461.00** | **217,500.85** |
| **LIABILITIES & EQUITY** | | | | |
| **Liabilities** | | | | |
| **Current Liabilities** | | | | |
| **Accounts Payable** | | | | |
| **20000 · Accounts Payable** | 6,515.82 | 9,418.32 | 11,368.32 | 13,398.32 |
| **Total Accounts Payable** | 6,515.82 | 9,418.32 | 11,368.32 | 13,398.32 |
| **Total Current Liabilities** | 6,515.82 | 9,418.32 | 11,368.32 | 13,398.32 |
| **Total Liabilities** | 6,515.82 | 9,418.32 | 11,368.32 | 13,398.32 |
| **Equity** | | | | |
| **32125 · Members Contribution** | 0.00 | 0.00 | 218,461.00 | 218,482.00 |
| **Net Income** | (6,515.82) | (9,418.32) | (11,368.32) | (14,379.47) |
| **Total Equity** | (6,515.82) | (9,418.32) | 207,092.68 | 204,102.53 |
| **TOTAL LIABILITIES & EQUITY** | **0.00** | **0.00** | **218,461.00** | **217,500.85** |

# Statement of Cash Flows

### December 2022

| | Dec 22 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | (3,011.15) |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| 20000 · Accounts Payable | 2,030.00 |
| **Net cash provided by Operating Activities** | (981.15) |
| **FINANCING ACTIVITIES** | |
| 32125 · Members Contribution | 21.00 |
| **Net cash provided by Financing Activities** | 21.00 |
| **Net cash increase for period** | (960.15) |
| **Cash at beginning of period** | 62,460.00 |
| **Cash at end of period** | **61,499.85** |

**Space Gravity LLC**
**10:44 AM**
# Profit & Loss
**06/11/2024**
**September through December 2022**
**Accrual Basis**

|  | Sep 22 | Oct 22 | Nov 22 | Dec 22 | TOTAL |
|---|---|---|---|---|---|
| **Ordinary Income/Expense** |  |  |  |  |  |
| **Expense** |  |  |  |  |  |
| **60400 · Bank Service Charges** | 0.00 | 0.00 | 0.00 | 83.15 | 83.15 |
| **66700 · Professional Fees** |  |  |  |  |  |
| **66705 · Accounting Fees** | 495.00 | 400.00 | 0.00 | 0.00 | 895.00 |
| **66725 · Legal Fees** | 6,020.82 | 2,502.50 | 1,950.00 | 2,928.00 | 13,401.32 |
| **Total 66700 · Professional Fees** | 6,515.82 | 2,902.50 | 1,950.00 | 2,928.00 | 14,296.32 |
| **Total Expense** | 6,515.82 | 2,902.50 | 1,950.00 | 3,011.15 | 14,379.47 |
| **Net Ordinary Income** | (6,515.82) | (2,902.50) | (1,950.00) | (3,011.15) | (14,379.47) |
| **Net Income** | **(6,515.82)** | **(2,902.50)** | **(1,950.00)** | **(3,011.15)** | **(14,379.47)** |

These financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

**Space Gravity LLC**
# Balance Sheet
**As of December 31, 2023**

1:35 PM

06/13/2024

Accrual Basis

| | Jan 31, 23 | Feb 28, 23 | Mar 31, 23 | Apr 30, 23 | May 31, 23 | Jun 30, 23 | Jul 31, 23 | Aug 31, 23 | Sep 30, 23 | Oct 31, 23 | Nov 30, 23 | Dec 31, 23 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | | | | |
| **Current Assets** | | | | | | | | | | | | |
| **Checking/Savings** | | | | | | | | | | | | |
| 10000 · Comerica Bank 7194 | 47,927.51 | 48,003.37 | 41,830.98 | 39,564.01 | 29,644.55 | 32,126.77 | 23,980.75 | 16,721.31 | 10,361.88 | 17,069.92 | 15,739.99 | 10,728.71 |
| **Total Checking/Savings** | 47,927.51 | 48,003.37 | 41,830.98 | 39,564.01 | 29,644.55 | 32,126.77 | 23,980.75 | 16,721.31 | 10,361.88 | 17,069.92 | 15,739.99 | 10,728.71 |
| **Other Current Assets** | | | | | | | | | | | | |
| 13500 · Inventory | 155,035.00 | 152,620.00 | 152,620.00 | 150,205.00 | 147,307.00 | 143,926.00 | 142,960.00 | 142,227.00 | 138,163.00 | 129,785.00 | 121,564.00 | 113,803.00 |
| 14500 · Prepaids | | | | | | | | | | | | |
| 14525 · Prepaid Insurance | 0.00 | 0.00 | 0.00 | 0.00 | 4,428.42 | 4,025.84 | 3,623.26 | 3,220.68 | 2,818.10 | 2,423.55 | 2,129.97 | 1,836.39 |
| Total 14500 · Prepaids | 0.00 | 0.00 | 0.00 | 0.00 | 4,428.42 | 4,025.84 | 3,623.26 | 3,220.68 | 2,818.10 | 2,423.55 | 2,129.97 | 1,836.39 |
| **Total Other Current Assets** | 155,035.00 | 152,620.00 | 152,620.00 | 150,205.00 | 151,735.42 | 147,951.84 | 146,583.26 | 145,447.68 | 140,981.10 | 132,208.55 | 123,693.97 | 115,639.39 |
| **Total Current Assets** | 202,962.51 | 200,623.37 | 194,450.98 | 189,769.01 | 181,379.97 | 180,078.61 | 170,564.01 | 162,168.99 | 151,342.98 | 149,278.47 | 139,433.96 | 126,368.10 |
| **Fixed Assets** | | | | | | | | | | | | |
| 16050 · Intellectual Property | 0.00 | 0.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 |
| **Total Fixed Assets** | 0.00 | 0.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 | 250,000.00 |
| **TOTAL ASSETS** | 202,962.51 | 200,623.37 | 444,450.98 | 439,769.01 | 431,379.97 | 430,078.61 | 420,564.01 | 412,168.99 | 401,342.98 | 399,278.47 | 389,433.96 | 376,368.10 |
| **LIABILITIES & EQUITY** | | | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | | | |
| **Current Liabilities** | | | | | | | | | | | | |
| **Accounts Payable** | | | | | | | | | | | | |
| 20000 · Accounts Payable | 0.00 | 0.00 | 0.00 | 1,400.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 153.53 |
| **Total Accounts Payable** | 0.00 | 0.00 | 0.00 | 1,400.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 153.53 |
| **Credit Cards** | | | | | | | | | | | | |
| 22000 · Comerica Credit Card | 0.00 | 0.00 | 2,495.16 | 2,896.54 | 4,680.14 | 4,233.68 | 5,776.80 | 3,768.18 | 4,959.26 | 9,515.37 | 11,050.27 | 8,140.13 |
| **Total Credit Cards** | 0.00 | 0.00 | 2,495.16 | 2,896.54 | 4,680.14 | 4,233.68 | 5,776.80 | 3,768.18 | 4,959.26 | 9,515.37 | 11,050.27 | 8,140.13 |
| **Total Current Liabilities** | 0.00 | 0.00 | 2,495.16 | 4,296.54 | 4,680.14 | 4,233.68 | 5,776.80 | 3,768.18 | 4,959.26 | 9,515.37 | 11,050.27 | 8,293.66 |
| **Long Term Liabilities** | | | | | | | | | | | | |
| 27000 · Loans Payable | | | | | | | | | | | | |
| 27500 · Shopify 2023 Loan 1 | 0.00 | 0.00 | 1,100.00 | 818.03 | 478.17 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total 27000 · Loans Payable | 0.00 | 0.00 | 1,100.00 | 818.03 | 478.17 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Total Long Term Liabilities** | 0.00 | 0.00 | 1,100.00 | 818.03 | 478.17 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Total Liabilities** | 0.00 | 0.00 | 3,595.16 | 5,114.57 | 5,158.31 | 4,233.68 | 5,776.80 | 3,768.18 | 4,959.26 | 9,515.37 | 11,050.27 | 8,293.66 |
| **Equity** | | | | | | | | | | | | |
| 32000 · Members Equity | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 | 204,102.53 |
| 32125 · Members Contribution | 1,001.14 | 4,168.70 | 255,312.19 | 256,316.01 | 259,284.21 | 272,937.91 | 272,987.91 | 273,277.12 | 273,277.12 | 277,277.12 | 279,949.92 | 279,949.92 |
| 32150 · Members Draw | (120.08) | (687.08) | (1,266.79) | (1,695.22) | (7,863.36) | (7,842.22) | (11,183.98) | (13,460.24) | (18,800.78) | (21,388.57) | (26,066.50) | (30,000.98) |
| Net Income | (1,126.08) | (6,065.78) | (16,397.11) | (23,173.88) | (28,406.72) | (42,458.29) | (50,224.25) | (54,623.60) | (61,300.15) | (69,332.98) | (78,707.26) | (85,082.03) |
| **Total Equity** | 203,857.51 | 201,518.37 | 441,750.82 | 435,549.44 | 427,116.66 | 426,739.93 | 415,682.21 | 409,295.81 | 397,278.72 | 390,658.10 | 379,278.69 | 368,969.44 |
| **TOTAL LIABILITIES & EQUITY** | 203,857.51 | 201,518.37 | 445,345.98 | 440,664.01 | 432,274.97 | 430,973.61 | 421,459.01 | 413,063.99 | 402,237.98 | 400,173.47 | 390,328.96 | 377,263.10 |

These financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

# Space Gravity LLC
# Statement of Cash Flows
### December 2023

|  | Dec 23 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | (6,374.77) |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| 13500 · Inventory | 7,761.00 |
| 14500 · Prepaids:14525 · Prepaid Insurance | 293.58 |
| 20000 · Accounts Payable | 153.53 |
| 22000 · Comerica Credit Card | (2,910.14) |
| **Net cash provided by Operating Activities** | (1,076.80) |
| **FINANCING ACTIVITIES** | |
| 32150 · Members Draw | (3,934.48) |
| **Net cash provided by Financing Activities** | (3,934.48) |
| **Net cash increase for period** | (5,011.28) |
| **Cash at beginning of period** | 15,739.99 |
| **Cash at end of period** | **10,728.71** |

These financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

**Space Gravity LLC**
# Profit & Loss
**January through December 2023**

1:35 PM
06/13/2024
Accrual Basis

| | Jan 23 | Feb 23 | Mar 23 | Apr 23 | May 23 | Jun 23 | Jul 23 | Aug 23 | Sep 23 | Oct 23 | Nov 23 | Dec 23 | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ordinary Income/Expense** | | | | | | | | | | | | | |
| **Income** | | | | | | | | | | | | | |
| 46000 · Merchandise Sales | 1,558.60 | 2,196.00 | 12.06 | 3,810.83 | 3,985.87 | 4,029.67 | 1,240.73 | 193.20 | 5,014.55 | 11,975.07 | 12,773.21 | 10,552.43 | 57,342.22 |
| 48300 · Sales Discounts | 0.00 | (70.00) | 0.00 | (30.23) | (150.00) | (69.90) | 0.00 | (54.90) | (89.90) | (26.95) | (84.95) | (72.45) | (649.28) |
| 48500 · Sales Returns and Allowances | 0.00 | 0.00 | 0.00 | (1,083.00) | (549.00) | (549.00) | (549.00) | 0.00 | (998.00) | (1,677.00) | (2,508.50) | (1,888.00) | (9,801.50) |
| **Total Income** | 1,558.60 | 2,126.00 | 12.06 | 2,697.60 | 3,286.87 | 3,410.77 | 691.73 | 138.30 | 3,926.65 | 10,271.12 | 10,179.76 | 8,591.98 | 46,891.44 |
| **Cost of Goods Sold** | | | | | | | | | | | | | |
| 50000 · Purchases | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 628.81 | 1,823.34 | 2,991.66 | 848.80 | 6,292.61 |
| 50001 · Cost of Goods Sold | 966.00 | 2,415.00 | 0.00 | 2,415.00 | 2,898.00 | 3,381.00 | 966.00 | 733.00 | 4,064.00 | 8,378.00 | 8,221.00 | 7,761.00 | 42,198.00 |
| 51800 · Merchant Account Fees | 592.73 | 112.35 | 60.23 | 173.00 | 146.20 | 129.83 | 21.71 | 14.63 | 48.88 | 358.81 | 295.02 | 327.14 | 2,280.53 |
| 51950 · Warehouse Fullfillment | 0.00 | 1,249.00 | 549.00 | 651.41 | 949.00 | 899.00 | 699.00 | 749.00 | 849.00 | 1,419.00 | 3,679.00 | 0.00 | 11,692.41 |
| 51975 · Outgoing Delivery | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 5.65 | 0.00 | 6.35 | 123.18 | 935.50 | 1,070.68 |
| **Total COGS** | 1,558.73 | 3,776.35 | 609.23 | 3,239.41 | 3,993.20 | 4,409.83 | 1,686.71 | 1,502.28 | 5,590.69 | 11,985.50 | 15,309.86 | 9,872.44 | 63,534.23 |
| **Gross Profit** | (0.13) | (1,650.35) | (597.17) | (541.81) | (706.33) | (999.06) | (994.98) | (1,363.98) | (1,664.04) | (1,714.38) | (5,130.10) | (1,280.46) | (16,642.79) |
| **Expense** | | | | | | | | | | | | | |
| 60000 · Advertising and Promotion | | | | | | | | | | | | | |
| 60010 · Trade Shows | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,500.00 | 368.23 | 154.50 | 0.00 | 2,022.73 |
| 60015 · Marketing Materials | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 90.99 | 0.00 | 0.00 | 90.99 |
| 60020 · Internet Advertising | 445.64 | 1,858.33 | 2,449.71 | 3,196.72 | 3,241.31 | 3,849.22 | 3,490.10 | 1,452.13 | 1,953.46 | 4,612.76 | 3,186.55 | 4,261.01 | 33,996.94 |
| Total 60000 · Advertising and Promotion | 445.64 | 1,858.33 | 2,449.71 | 3,196.72 | 3,241.31 | 3,849.22 | 3,490.10 | 1,452.13 | 3,453.46 | 5,071.98 | 3,341.05 | 4,261.01 | 36,110.66 |
| 60400 · Bank Service Charges | 183.31 | 181.02 | 180.45 | 167.63 | 163.63 | 165.02 | 190.41 | 160.97 | 168.16 | 166.92 | 191.91 | 194.19 | 2,113.62 |
| 62000 · Contract Labor | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| 63000 · Dues & Subscriptions | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 62.89 | 62.89 | 352.10 | 0.00 | 0.00 | 0.00 | 0.00 | 477.88 |
| 63300 · Insurance Expense | 0.00 | 0.00 | 0.00 | 0.00 | 402.58 | 402.58 | 402.58 | 402.58 | 402.58 | 394.55 | 293.58 | 293.58 | 2,994.61 |
| 63400 · Interest Expense | | | | | | | | | | | | | |
| 63450 · Loan Interest | 0.00 | 0.00 | 0.00 | 28.21 | 33.99 | 47.80 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 110.00 |
| Total 63400 · Interest Expense | 0.00 | 0.00 | 0.00 | 28.21 | 33.99 | 47.80 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 110.00 |
| 66700 · Professional Fees | | | | | | | | | | | | | |
| 66705 · Accounting Fees | 0.00 | 0.00 | 0.00 | 1,400.00 | 685.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 153.53 | 2,238.53 |
| 66710 · Marketing Influencer | 0.00 | 1,250.00 | 4,250.00 | 0.00 | 0.00 | 0.00 | 0.00 | 220.00 | 452.80 | 175.00 | 175.00 | 0.00 | 6,522.80 |
| 667150 · Formation Costs | 497.00 | 0.00 | 2,854.00 | 842.40 | 0.00 | 5,900.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 10,093.40 |
| 66750 · Web Designer | 0.00 | 0.00 | 0.00 | 600.00 | 0.00 | 2,625.00 | 2,625.00 | 112.00 | 150.00 | 510.00 | 0.00 | 0.00 | 6,622.00 |
| Total 66700 · Professional Fees | 497.00 | 1,250.00 | 7,104.00 | 2,842.40 | 685.00 | 8,525.00 | 2,625.00 | 332.00 | 602.80 | 685.00 | 175.00 | 153.53 | 25,476.73 |
| 67100 · Rent Expense | | | | | | | | | | | | | |
| 67150 · Storage | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 242.64 | 192.00 | 434.64 |
| Total 67100 · Rent Expense | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 242.64 | 192.00 | 434.64 |
| 68200 · Travel | | | | | | | | | | | | | |
| 68250 · Lodging | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 217.63 | 0.00 | 0.00 | 0.00 | 0.00 | 217.63 |
| 98275 · Transportation | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 117.96 | 385.51 | 0.00 | 0.00 | 0.00 | 503.47 |
| Total 68200 · Travel | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 335.59 | 385.51 | 0.00 | 0.00 | 0.00 | 721.10 |
| **Total Expense** | 1,125.95 | 3,289.35 | 9,734.16 | 6,234.96 | 4,526.51 | 13,052.51 | 6,770.98 | 3,035.37 | 5,012.51 | 6,318.45 | 4,244.18 | 5,094.31 | 68,439.24 |
| **Net Ordinary Income** | (1,126.08) | (4,939.70) | (10,331.33) | (6,776.77) | (5,232.84) | (14,051.57) | (7,765.96) | (4,399.35) | (6,676.55) | (8,032.83) | (9,374.28) | (6,374.77) | (85,082.03) |
| **Net Income** | (1,126.08) | (4,939.70) | (10,331.33) | (6,776.77) | (5,232.84) | (14,051.57) | (7,765.96) | (4,399.35) | (6,676.55) | (8,032.83) | (9,374.28) | (6,374.77) | (85,082.03) |

These financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

**Space Gravity LLC**
# Balance Sheet
**As of July 31, 2024**

3:04 PM

08/30/2024

Accrual Basis

| | Jan 31, 24 | Feb 29, 24 | Mar 31, 24 | Apr 30, 24 | May 31, 24 | Jun 30, 24 | Jul 31, 24 |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| **Current Assets** | | | | | | | |
| **Checking/Savings** | | | | | | | |
| 10000 · Comerica Bank  7194 | 8,715.39 | 4,550.19 | 5,734.78 | 10,160.97 | 10,551.02 | 6,142.45 | 10,456.15 |
| 10005 · PayPal - US | 0.00 | 0.00 | 0.00 | 0.00 | 1,622.11 | 2,151.70 | 2,637.83 |
| **Total Checking/Savings** | 8,715.39 | 4,550.19 | 5,734.78 | 10,160.97 | 12,173.13 | 8,294.15 | 13,093.98 |
| **Other Current Assets** | | | | | | | |
| 13500 · Inventory | 108,323.00 | 105,441.00 | 98,762.00 | 93,582.00 | 87,242.00 | 82,692.00 | 78,842.00 |
| 14500 · Prepaids | | | | | | | |
| 14525 · Prepaid Insurance | 1,542.81 | 587.20 | 293.62 | 0.00 | 2,652.15 | 2,411.05 | 2,169.95 |
| Total 14500 · Prepaids | 1,542.81 | 587.20 | 293.62 | 0.00 | 2,652.15 | 2,411.05 | 2,169.95 |
| **Total Other Current Assets** | 109,865.81 | 106,028.20 | 99,055.62 | 93,582.00 | 89,894.15 | 85,103.05 | 81,011.95 |
| **Total Current Assets** | 118,581.20 | 110,578.39 | 104,790.40 | 103,742.97 | 102,067.28 | 93,397.20 | 94,105.93 |
| **Fixed Assets** | | | | | | | |
| 16050 · Intellectual Property | 250,000.00 | 250,000.00 | 252,200.00 | 252,200.00 | 252,200.00 | 252,200.00 | 252,200.00 |
| **Total Fixed Assets** | 250,000.00 | 250,000.00 | 252,200.00 | 252,200.00 | 252,200.00 | 252,200.00 | 252,200.00 |
| **TOTAL ASSETS** | 368,581.20 | 360,578.39 | 356,990.40 | 355,942.97 | 354,267.28 | 345,597.20 | 346,305.93 |
| **LIABILITIES & EQUITY** | | | | | | | |
| **Liabilities** | | | | | | | |
| **Current Liabilities** | | | | | | | |
| **Accounts Payable** | | | | | | | |
| 20000 · Accounts Payable | 0.00 | 0.00 | 0.00 | 826.63 | 1,496.58 | 8,691.36 | 6,691.36 |
| **Total Accounts Payable** | 0.00 | 0.00 | 0.00 | 826.63 | 1,496.58 | 8,691.36 | 6,691.36 |
| **Credit Cards** | | | | | | | |
| 22000 · Comerica Credit Card | 6,850.98 | 3,788.71 | 5,798.11 | 4,011.24 | 6,552.24 | 3,762.58 | 3,250.27 |
| **Total Credit Cards** | 6,850.98 | 3,788.71 | 5,798.11 | 4,011.24 | 6,552.24 | 3,762.58 | 3,250.27 |
| **Total Current Liabilities** | 6,850.98 | 3,788.71 | 5,798.11 | 4,837.87 | 8,048.82 | 12,453.94 | 9,941.63 |
| **Long Term Liabilities** | | | | | | | |
| 27000. · Loans Payable | | | | | | | |
| 27501 · Shopify  2024 Loan 1 | 3,550.34 | 3,325.67 | 2,533.57 | 1,898.55 | 692.65 | 0.00 | 0.00 |
| 27502 · Shopify 2024 Loan 2 | 0.00 | 0.00 | 0.00 | 0.00 | 2,860.00 | 2,860.00 | 2,283.05 |
| Total 27000. · Loans Payable | 3,550.34 | 3,325.67 | 2,533.57 | 1,898.55 | 3,552.65 | 2,860.00 | 2,283.05 |
| **Total Long Term Liabilities** | 3,550.34 | 3,325.67 | 2,533.57 | 1,898.55 | 3,552.65 | 2,860.00 | 2,283.05 |
| **Total Liabilities** | 10,401.32 | 7,114.38 | 8,331.68 | 6,736.42 | 11,601.47 | 15,313.94 | 12,224.68 |
| **Equity** | | | | | | | |
| 32000 · Members Equity | 368,074.44 | 368,074.44 | 368,074.44 | 368,074.44 | 368,074.44 | 368,074.44 | 368,074.44 |
| 32125 · Members Contribution | 682.21 | 1,302.12 | 4,103.50 | 10,482.83 | 12,141.33 | 12,141.33 | 17,547.33 |
| 32150 · Members Draw | (4,158.51) | (5,197.43) | (8,874.59) | (11,660.76) | (14,353.26) | (17,095.26) | (18,877.69) |
| Net Income | (6,418.26) | (10,715.12) | (14,644.63) | (17,689.96) | (23,196.70) | (32,837.25) | (32,662.83) |
| **Total Equity** | 358,179.88 | 353,464.01 | 348,658.72 | 349,206.55 | 342,665.81 | 330,283.26 | 334,081.25 |
| **TOTAL LIABILITIES & EQUITY** | 368,581.20 | 360,578.39 | 356,990.40 | 355,942.97 | 354,267.28 | 345,597.20 | 346,305.93 |

These financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

## Space Gravity LLC

# Statement of Cash Flows

### July 2024

3:06 PM
08/30/2024

| | Jul 24 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 174.42 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| 13500 · Inventory | 3,850.00 |
| 14500 · Prepaids:14525 · Prepaid Insurance | 241.10 |
| 20000 · Accounts Payable | (2,000.00) |
| 22000 · Comerica Credit Card | (512.31) |
| Net cash provided by Operating Activities | 1,753.21 |
| **FINANCING ACTIVITIES** | |
| 27000. · Loans Payable:27502 · Shopify 2024 Loan 2 | (576.95) |
| 32125 · Members Contribution | 5,406.00 |
| 32150 · Members Draw | (1,782.43) |
| Net cash provided by Financing Activities | 3,046.62 |
| Net cash increase for period | 4,799.83 |
| Cash at beginning of period | 8,294.15 |
| **Cash at end of period** | **13,093.98** |

These financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

# Space Gravity LLC
## Profit & Loss
### January through July 2024

3:05 PM
08/30/2024
Accrual Basis

| | Jan 24 | Feb 24 | Mar 24 | Apr 24 | May 24 | Jun 24 | Jul 24 | TOTAL |
|---|---|---|---|---|---|---|---|---|
| Ordinary Income/Expense | | | | | | | | |
| Income | | | | | | | | |
| 46000 · Merchandise Sales | 10,276.46 | 2,659.15 | 9,067.69 | 9,754.19 | 9,967.85 | 10,596.57 | 8,456.92 | 60,778.83 |
| 48300 · Sales Discounts | (40.00) | (63.90) | (103.35) | (103.90) | (199.75) | (71.95) | (71.95) | (654.80) |
| 48500 · Sales Returns and Allowances | (1,767.00) | (150.00) | (1,198.00) | (1,238.00) | (1,555.00) | (1,843.25) | 0.00 | (7,751.25) |
| Total Income | 8,469.46 | 2,445.25 | 7,766.34 | 8,412.29 | 8,213.10 | 8,681.37 | 8,384.97 | 52,372.78 |
| Cost of Goods Sold | | | | | | | | |
| 50000 · Purchases | 642.71 | 925.31 | 1,514.76 | 1,546.87 | 1,411.74 | 1,154.45 | 1,242.99 | 8,438.83 |
| 50001 · Cost of Goods Sold | 5,480.00 | 2,882.00 | 6,679.00 | 5,180.00 | 6,340.00 | 4,550.00 | 3,850.00 | 34,961.00 |
| 51800 · Merchant Account Fees | 169.46 | 97.71 | 246.80 | 228.61 | 276.16 | 179.55 | 164.95 | 1,363.24 |
| 51950 · Warehouse Fullfillment | 0.00 | 0.00 | 175.12 | 94.04 | 0.00 | 0.00 | 0.00 | 269.16 |
| 51975 · Outgoing Delivery | 534.55 | 247.65 | 308.62 | 505.23 | 489.75 | 346.60 | 224.65 | 2,657.05 |
| Total COGS | 6,826.72 | 4,152.67 | 8,924.30 | 7,554.75 | 8,517.65 | 6,230.60 | 5,482.59 | 47,689.28 |
| Gross Profit | 1,642.74 | (1,707.42) | (1,157.96) | 857.54 | (304.55) | 2,450.77 | 2,902.38 | 4,683.50 |
| Expense | | | | | | | | |
| 60000 · Advertising and Promotion | | | | | | | | |
| 60010 · Trade Shows | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,500.00 | 375.00 | 1,875.00 |
| 60015 · Marketing Materials | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 80.49 | 80.49 |
| 60020 · Internet Advertising | 3,240.65 | 1,681.44 | 1,523.73 | 2,231.82 | 2,450.19 | 1,696.16 | 584.27 | 13,408.26 |
| Total 60000 · Advertising and Promotion | 3,240.65 | 1,681.44 | 1,523.73 | 2,231.82 | 2,450.19 | 3,196.16 | 1,039.76 | 15,363.75 |
| 60400 · Bank Service Charges | 417.98 | 144.23 | 159.75 | 184.99 | 184.75 | 168.99 | 143.99 | 1,404.68 |
| 63000 · Dues & Subscriptions | 68.22 | 68.22 | 68.22 | 68.22 | 64.00 | 64.00 | 64.00 | 464.88 |
| 63300 · Insurance Expense | 293.58 | 293.58 | 293.58 | 293.62 | 241.10 | 241.10 | 241.10 | 1,897.66 |
| 63400 · Interest Expense | 83.34 | 24.97 | 88.04 | 70.59 | 103.57 | 59.49 | 0.00 | 430.00 |
| 63405 · Loan Origination Fee | 0.00 | 0.00 | 0.00 | 0.00 | 260.00 | 0.00 | 0.00 | 260.00 |
| 66500 · Postage and Shipping Expense | 0.00 | 0.00 | 0.00 | 8.93 | 0.00 | 0.00 | 0.00 | 8.93 |
| 66700 · Professional Fees | | | | | | | | |
| 66705 · Accounting Fees | 240.46 | 0.00 | 236.23 | 817.70 | 1,496.58 | 7,194.78 | 0.00 | 9,985.75 |
| 66710 · Marketing Influencer | 303.21 | 175.00 | 175.00 | 0.00 | 175.00 | 100.00 | 0.00 | 928.21 |
| 66750 · Web Designer | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 284.62 | 109.99 | 394.61 |
| Total 66700 · Professional Fees | 543.67 | 175.00 | 411.23 | 817.70 | 1,671.58 | 7,579.40 | 109.99 | 11,308.57 |
| 67100 · Rent Expense | | | | | | | | |
| 67150 · Storage | 192.00 | 202.00 | 227.00 | 227.00 | 227.00 | 227.00 | 227.00 | 1,529.00 |
| Total 67100 · Rent Expense | 192.00 | 202.00 | 227.00 | 227.00 | 227.00 | 227.00 | 227.00 | 1,529.00 |
| 67500 · Samples Expense | 199.32 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 199.32 |
| 67800 · Taxes and Licenses | | | | | | | | |
| 67850 · Personal Poperty Tax | 3,022.24 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 3,022.24 |
| Total 67800 · Taxes and Licenses | 3,022.24 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 3,022.24 |
| 68200 · Travel | | | | | | | | |
| 68250 · Lodging | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 405.75 | 253.46 | 659.21 |
| 98275 · Transportation | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 149.43 | 648.66 | 798.09 |
| Total 68200 · Travel | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 555.18 | 902.12 | 1,457.30 |
| Total Expense | 8,061.00 | 2,589.44 | 2,771.55 | 3,902.87 | 5,202.19 | 12,091.32 | 2,727.96 | 37,346.33 |
| Net Ordinary Income | (6,418.26) | (4,296.86) | (3,929.51) | (3,045.33) | (5,506.74) | (9,640.55) | 174.42 | (32,662.83) |
| **Net Income** | **(6,418.26)** | **(4,296.86)** | **(3,929.51)** | **(3,045.33)** | **(5,506.74)** | **(9,640.55)** | **174.42** | **(32,662.83)** |

**Statements of Changes in Member Equity**
**For the years ended December 31, 2022 and 2023**

| | Total Member Equity | |
|---|---|---|
| **Balance on December 31, 2021** | $ | **-** |
| | | |
| 2022 net income allocation | $ | (14,379.47) |
| 2022 capital contributions | $ | 218,482.00 |
| | | |
| **Balance on December 31, 2022** | $ | **204,102.53** |
| | | |
| 2023 net income allocation | $ | (85,082.03) |
| 2023 capital contributions | $ | 279,949.92 |
| 2023 capital withdrawal | $ | (30,000.98) |
| | | |
| **Balance on December 31, 2023** | $ | **368,969.44** |

**Space Gravity, Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**For the period from September 30, 2022, to July 31, 2024 (UNAUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

Space Gravity, Inc. (which may be referred to as the "Company", as well as references to "Glydsphere," "we," "us," or "our") was formed on August 22, 2024, as a Texas entity. The company, originally a German entity (Space Gravity GmbH) in 2020, ceased operations at the beginning of 2023 and sold its assets to the U.S. Delaware entity (Space Gravity LLC), established in Q3 2022. With the creation of Space Gravity, Inc., Space Gravity LLC has ceased its operations entirely, effectively consolidating all activities under the new C-Corporation structure

Since Inception, the Company has primarily relied on securing funding from its founders. As of July 31, 2024, the Company produced a net loss and may incur additional losses prior to generating positive net income (see Note 3). The Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), the receipt of funds from revenue producing activities, as well as working capital contributions from its founders. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company uses December 31 as its fiscal year end.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*
Cash consists of funds held in the Company's checking and savings account. As of July 31, 2024, the Company had $13,093.98 of cash on hand.

*Revenue Recognition*
The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer, and this does not include any refunds.

*Cost of Goods Sold*
Cost of goods was recorded as product sales revenue was recorded.

## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 under the ceased German entity (Space Gravity GmbH). The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 4 – DEBT

As of July 31, 2024, the Company did not have any long-term financing obligations.

## NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through July 31, 2024, and the deferred tax asset, if any, from such losses have been fully valued based on their uncertainty in being used and will continue to be until there is persuasive evidence that those deferred assets can be utilized.

**NOTE 6 – COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved with and does not know of any pending or threatening litigation.

**NOTE 7 – EQUITY**

On August 22, 2024, the Company converted into Space Gravity, Inc. and authorized the issuance of up to 10,000,000 shares of common stock. Upon conversion, the Company issued 8,000,000 shares of common stock to Johannes Luckemeier.

**NOTE 8 – RELATED PARTY TRANSACTIONS**

The Company engaged in the following related party transactions. In November 2022, Space Gravity LLC purchased car audio and speaker systems from Space Gravity GmbH, a predecessor, for $156,001. In March 2023, rights under a prior Asset Purchase Agreement were transferred from Space Gravity LLC to Johannes Luckemeier, who agreed to pay $250,000 over eight years with 2% annual interest.

**NOTE 9 – SUBSEQUENT EVENTS**

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") up to $124,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.
The Crowdfunded Offering is being made through MicroVentures and its FINRA approved Regulation CF portal. MicroVentures is being compensated under customary terms for facilitating the Crowdfunded Offering.

*Management's Evaluation*
Management has evaluated subsequent events and determined that no additional material events have been identified which require adjustment or disclosure in the financial statements.

**EXHIBIT B**

*Company Summary*



MicroVentures



**Company:** Glydsphere (Space Gravity, Inc.)

**Market:** Electronics

**Product:** Engine sound system specifically designed for electric vehicles

Company Highlights

- The Glydsphere engine speaker system designed for electric vehicles (EVs) has over 150 orders (inclusive of refunds) since its product launch in January 2023 as of the end of July 2024
- The app, with over 3,500 downloads across iOS and Android as of July 2024, provides over 50+ sports car and futuristic engine sounds and science fiction movie vehicle noises[i]
- The company's founder and Chief Executive Officer (CEO), Johannes Luckemeier, has 10 years of experience in the automotive space at leading companies including BMW, Mercedes-AMG, and HARMAN
- In March 2024, Gyldsphere joined the Capital One Accelerator Program, encompassing startups and won the $5,000 prize for "Top Program Engagement"

**WHY IT'S INTERESTING**

In April 2024, Kelley Blue Book reported that EVs comprised 7.3% of the total U.S. vehicle market in 2023,[ii] up from 5.9% in 2022, marking a continued shift towards electrification.[iii] The most well-known EV manufacturer, Tesla, has capitalized on personalization,[iv] aligning with the evolving demand for customized vehicles in today's automotive world. Consumers now prioritize vehicles that reflect their unique preferences.[v] While replacing components like the sound system or certain cosmetic changes such as vinyl wraps may not directly impact everyday driving performance, people are willing to invest in such customizations.[vi] Sound can be significant in the automotive experience, as noted by industry experts such as former Mercedes AMG CEO Tobias Moers. The absence of traditional engine noise alters the driving experience and may potentially hinder consumer acceptance despite EV's continued popularity.[vii]

Glydsphere has pioneered an engine sound system tailored for electric vehicles, currently compatible with Model 3 and Model Y Teslas, as well as Model S and Model X Teslas made after 2021. In response to the demand for personalization and challenges posed by the absence of traditional engine noise in the shift to electric vehicles, Glydsphere simulates familiar combustion engine sounds in addition to other noises, helping enhance personalization and the overall driving experience for car enthusiasts. Through the Glydsphere app, which boasts over 3,500 downloads, users can gain access to 50+ sports car and futuristic engine sounds and science fiction movie vehicle noises.[viii]

A brief overview of Glydshpere's traction and competitive advantages are as follows:

- **Adoption:** As of the end July 2024, the Glydsphere engine speaker system designed for electric vehicles (EVs) has over 150 orders (inclusive of refunds) since its product launch in January 2023
- **Technology:** Glydsphere's Dualamp Impax technology, which uses a combination of amplifiers intended to produce rich, dynamic sound with exceptional depth and breadth via Glydsphere's sound algorithm without the need of a complex installation



- **Leadership:** The company's CEO, Johannes Luckemeier, has 10 years of experience in the automotive space at leading companies including BMW, Mercedes-AMG, and HARMAN





*Video & Pitch Deck*

## EXECUTIVE SNAPSHOT

Glydsphere's journey began with the founder and CEO, Johannes Luckemeier, purchasing a Tesla. Like many before him, he soon realized the absence of the exhilarating sound that accompanies a premium drive. It felt like experiencing life on mute. Determined to restore this missing element, he delved into tinkering with car sounds, exploring beyond conventional boundaries. As word spread, Johannes discovered a demand among fellow drivers who shared his enthusiasm for powerful cars and immersive sound experiences and established Glydsphere. The company, originally incorporated as a German entity (Space Gravity GmbH) in 2020, ceased operations at the beginning of 2023, while the U.S. entity (Space Gravity LLC) was established in Q3 2022. More recently, Glydsphere converted to a Texas Corporation (Space Gravity, Inc.) in Q3 2024. Glydsphere emerged with a mission to craft an engine sound system tailored for electric vehicles, which generates artificial engine sounds reminiscent of traditional vehicles with internal combustion engines as well as futuristic engine sounds and science fiction movie vehicle noises. Glydsphere's inventive approach signifies an advancement in the automotive industry's transition towards electric mobility.





## PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits.

- **$750-$999** – 5% discount code for Glydsphere speaker (choose from V1 now or updated one when it's ready to ship)
- **$1000-$1499** – 10% discount code for Glydsphere speaker (choose from V1 now or updated one when it's ready to ship) OR town hall style video call with founder
- **$1500-$1999** – 15% discount on Glydsphere speaker (choose from V1 now or updated one when it's ready to ship) OR one-on-one video call with founder
- **$2000-$3999** – One-on-one video call with founder + vote on future sound sets OR 15% discount + vote on future sound sets
- **$4000+** - One-on-one video call with founder + free Glydsphere system (choose from V1 now or updated one when it's ready to ship) + custom sound set to your liking

In addition to the above perks, investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $800,000 valuation cap instead of a $1 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $800,000 valuation cap (instead of a $1 million valuation cap).

## COMPANY SUMMARY

### Opportunity

In the shifting landscape of electric vehicles (EVs), a notable challenge arises from the absence of traditional engine noise. This departure from the familiar auditory cues of combustion engine vehicles can  alter the driving experience but also may pose a potential hurdle for consumers accustomed to the auditory signature of traditional cars. As emphasized by industry experts, including former Mercedes AMG CEO Tobias Moers, sound can be a crucial aspect of the automotive experience, highlighting the need for innovative solutions to address this gap in the transition to electric cars.[ix] Furthermore, the rising desire for personalized vehicles in today's automotive realm is evident. Currently, consumers prioritize vehicles that cater to their distinct preferences, including custom trims and specific color choices.[x]

Enter Glydsphere, a company dedicated to solving the problem of silent electric vehicles. By simulating the familiar sounds of traditional combustion engines in addition to movie and spaceship noises, Glydsphere's solution seeks to enhance the driving experience for electric vehicle owners through added personalization. Through its commitment to automotive sound design, Glydsphere plays a role in helping shape the future of electric mobility, providing consumers with an immersive and familiar auditory experience in the era of electric cars.





## Product

*Overview*

The Glydsphere speaker offers car enthusiasts a personalized electric vehicle audio experience, with a diverse selection of customizable sounds. Paired with the Glydsphere app, users can gain access to over 50 sports car and futuristic engine sounds and science fiction movie vehicle noises.[xi]

*How it Works*

Glydsphere's speaker is designed to be easily setup in the front trunk (known as the frunk) of electric vehicles. Currently, the speaker is directly compatible with all Model 3 and Model Y Teslas and all Model S and Model X vehicles manufactured after 2021. Customers interact with Glydsphere's app, available for both iOS and Android devices, to manage their car's sound experience. Within the app, users can select their preferred sound type and adjust the volume to their liking.

Furthermore, real-time car data, including speed and pedal position, is integrated into the app, allowing for a dynamic and synchronized driving experience. This data informs Glydsphere's sound algorithm, which is woven into the Unity 3D game engine via C# scripts. Additionally, users have the option to personalize their experience further by uploading their own sound sets via the app's cloud solution. By simply uploading sound effects in .wav format, users can tailor their driving experience to their preferences. Upon upload, a unique QR code is generated within the app for quick access to the newly customized sound set.


*Product Video*
https://youtu.be/WWqW4Gi3kA4?si=i81E7YcaLCTvGhNL


*Speaker Acoustic Specs*

When paired with the Glydsphere app, the speaker is designed to reach sound levels exceeding 110 dB, comparable to the noise output of a chainsaw, trombone, or rock concert. Positioned in the frunk of the car, typically closed as in a Tesla, the sound outside the vehicle registers at approximately 80-90 dB, equivalent to that of a combustion engine car. Achieving these levels involves employing specialized magnets in the speaker drivers, while the app's audio signal is amplified through a series of interconnected amplifiers. Although the speaker is not a portable Bluetooth device, it can connect via Bluetooth; however, the Glydsphere app utilizes the "aptX LL"



transmission codec for real-time, higher-quality audio transmission, capabilities not feasible with standard Bluetooth. Additionally, the speaker comes equipped with a lithium iron phosphate battery, allowing for remote control operation from within the car and resilience to extreme temperatures.



*Current Hardware Set-Up With 3rd Party Accessories*

When setting up the Glydsphere speaker the data from the car gets read by the "OBDLink MX+", an on-board diagnostic (OBD) scanner, which is currently included with every Glydsphere purchase. It connects directly to the Tesla and sends the data in real time wireless to the Glydsphere app using the user's smart phone. The company has stated that the next development iteration plans to be an OBD scanner with a small computer board included in a small plastic housing/box, and the sound algorithm/processing will run on that computer board. The big advantage with this update is that the user would not need to start the app on his or her phone in order to start the sound. Instead, the sound could automatically start when the car is started, making it fully integrated but still plug and play.

Additionally, the compact USB-C dongle provided by Glydsphere with each purchase, featuring aptX low latency technology, enables real-time transmission of sound from the phone to the speaker, bypassing the delay typically associated with Bluetooth connections. Via the new development, users would use the USB-C dongle with the OBD system to send sound to the speaker without needing their phone.

*Speaker Features*

Glydsphere's speaker features include the following:[xii]

| Real-Time Audio | Dynamic Sound |
| --- | --- |
| Advanced gaming algorithms power the speaker to deliver driving audio that is precisely tuned for an immersive sensory experience in real time. | Glydsphere's Dualamp Impax® technology utilizes two highly potent amplifiers to produce rich, dynamic sound designed with exceptional depth and breadth. |
| **Powerfully Made** | **Power-Bank Extension** |
| Two premium drivers constructed with sophisticated neodymium magnets, advanced voice coil formers, | The Glydsphere-designed power-bank, equipped with sophisticated and robust features, is both removable and rechargeable, providing users with enhanced |



and exceptional excursion capability produce vibrant, finely tuned sound.

usability. Additionally, it can be operated via remote control for added convenience and user experience.

**Loud Yet Compact**

Crafted from top-quality materials engineered to endure driving vibrations, the Glydsphere Speaker boasts a sturdy yet compact design, allowing for exceptional audio performance and power.

**Highly Portable**

The versatile velcro pads serve a dual function: allowing you to transport the speaker wherever you go and keeping it securely in place while in motion.

**Wireless Connection**

Achieve seamless, high-quality wireless connection from the app to the speaker, designed for a fully immersive driving experience with no delays.

**Self-Supported**

The Glydsphere-designed speaker comes equipped with its own battery system and support mechanism, making it a hassle-free addition to EVs with no need for tinkering or drilling.

*App*

The Glydsphere app is crafted to complement the driving experience, featuring an algorithm tailored to modern driving needs. It's engineered to be straightforward to set up and operates independently from the vehicle, allowing for easy customization of the EV's sound while on the road. With full control from a phone, users can adjust power, volume, and sound settings to match their preferences.

WARP FIELD
NUCLEAR CHARGE
NEUTRON BOOST
ELEMENT 115
ENDEAVOUR
ALPHA RADIATION
ISOTOPE
METEOROID
OSIRIS
PHOSPHOR SHIVER
URANIUM
SATURN
HYDROGEN
JUPITER
PROTOPLANET
FUTURARI
WARP FIELD
90,000

Furthermore, users can collect "Spheres" as they drive which unlock exclusive sounds and more, allowing for endless customization to suit their driving style and mood.

Paired with the Glydsphere EV Speaker, the app helps ensure a consistent audio experience both inside and outside an EV, delivering a personalized driving experience.



*Sound Algorithm Glydsphere App*

The Glydsphere app utilizes the Unity 3D game engine to generate a dynamic driving sound, where each sound set comprises multiple individual sound files processed in real-time based on input signals such as speed and accelerator pedal position from the car. This real-time processing can result in an interactive driving sound that mirrors the car's actions, helping create an immersive experience. Moreover, the Glydsphere app allows users to



upload their own sound files and craft personalized sound sets, adhering to specific guidelines to create desired engine or vehicle sounds.

*App Features*

Glydsphere's app features include the following:

- Customized sounds designed specifically for EVs and their unique movements
- Advanced algorithms utilize real-time data to detect vehicle motion
- Exclusive sounds become accessible as you accumulate spheres within the app
- New sounds are introduced with each app feature update
- Conveniently adjust volume settings directly from a phone
- Easily switch between different sound profiles to suit various driving scenarios at any time and place

## Use of Proceeds

If Glydsphere raises the minimum ($22,750 net of fees) or the maximum ($116,800 net of fees) offering amount, it intends to use the proceeds as follows:*



Minimum - $22,750
(net of fees)
35%
56%
9%
New integrated solution
Expand algorithm
Marketing
Maximum - $116,800
(net of fees)
4%
22%
21%
2%
4%
47%
New integrated solution
Expand algorithm
Marketing
Add support for more EVs
Staffing
Events

**Percentages are rounded to the nearest whole number*

- **New Integrated Solution:** Implement sound algorithm onto stand-alone hardware for integrated solution in the car that does not require using a phone
- **Expand Algorithm:** Update sound algorithm to mimic a large variety of vehicles as authentic as possible
- **Add Support for More EVs:** Option to easily add new vehicle configuration files to extend compatibility with more EVs
- **Marketing:** Expand online marketing activities on social media and work with professional influencers
- **Staffing:** Hire part-time/freelance marketer
- **Events:** Attend electric car shows with booth and demo car



## Product Roadmap

The product roadmap outlines three key updates to Glydsphere's solution. Expected to launch in Q1 2025, subsequent to funding:

**New Integrated Solution:** The company is looking to develop an integrated solution that combines an OBD scanner and a microcomputer into a single device. The advanced algorithm will run on the microcomputer instead of the phone, while remaining highly configurable via a phone app. This system will be designed to be completely wireless, plug-and-play, and require no modifications to the car.

**Expanded Algorithm:** Efforts are underway to develop an integrated solution that merges a sophisticated algorithm with stand-alone hardware. This initiative aims to enhance vehicle sound systems by updating the algorithm to accurately replicate a wide range of vehicle sounds.

**Added Support for More EVs:** Every car maker has their own data library, currently Glydsphere only implements the Tesla data library for utilizing car signals in the sound algorithm. The next development is expected to allow data libraries from other car manufacturers with the same simplicity as to create custom sound sets. This would allow for a no app/software update to integrate new data libraries for the future version and make adding new car models easier to incorporate into the system.

Furthermore, while still a work in progress, Space Gravity is also looking to extend its services to car original equipment manufacturers (OEMs) by offering consultation and sound design and conceptualization assistance. Glydsphere has filed a patent application for its B2B enterprise, focusing on the concept titled "authentic EV engine sound." This patent and technology leverage the principles of airflow and the acoustic characteristics of moving objects. Notably, the system excludes speakers, sound files, or synthesized audio. Instead, it employs a technical apparatus to produce genuine, powerful, and emotionally resonant soundscapes for premium electric sports cars. The company is looking to monetize this aspect of its business sometime in 2025.

## Business Model

The Glydsphere speaker is available for retail purchase at $639, and includes complimentary shipping, lifetime support, a one-year warranty, and an indefinite app subscription.[xiii] As the app can function independently of the speaker hardware through an OBD system, users who wish to run the system without the speaker need to pay for a yearly or monthly subscription of the app which costs $3.99 per month or $29.99 per year.

While still a work in progress, Space Gravity, the creator of Glydsphere, is also looking to extend its services to car manufacturer OEMs, offering consultation and sound design and conceptualization assistance.

## USER TRACTION

*Notable Traction / Milestones*

- As of the end of July 2024, the Glydsphere engine sound system designed for electric vehicles (EVs) has over 150 orders (inclusive of refunds) since its product update launch in January 2023
- The Glydsphere app, which has over 3,500 downloads as of July 2024, provides a subscription to 50+ sports car and futuristic engine sounds and science fiction movie vehicle noises[xiv]



- In the second half of 2023, the company stated they were ready to scale after reporting steady sales with very little marketing
- In the first half of 2023, the company implemented feedback and upgraded the Glydsphere product to the next generation
- In the second half of 2022, the company communicated with first customers and influencers to mature the product and experience
- In the first half of 2022, the company gave prototypes to subject matter experts and early adopters



Gave protypes to subject matter experts and early adopters
Communicated with first customers and influencers to mature the product and experience
Implemented feedback and upgraded the product to the next generation
Steady sales with very little marketing
READY TO SCALE
2022 1/2
2022 2/2
2023 1/2
2023 2/2

*B2B Patent*

Glydsphere has a submitted a patent application, currently in review, for its B2B business. The name of the concept is "authentic EV engine sound" and the patent/technology is based on the principles of air flow and acoustic properties of moving objects. It does in no means contain speakers; sound files; or synthesized audio. It is a technical apparatus which creates a real, loud, and emotional dynamic sound experience for high-end electric sports cars. The B2B concept in which the patent is rooted has been presented to a high-end sports car maker.

## HISTORICAL FINANCIALS

*Total Income*

From January to July 2024, Glydsphere has earned a total income of $52,372.78. This seven-month period's income is greater than the company's total income for the entire year of 2023, which was $46,891.44. Furthermore, the U.S. entity saw its first month of positive gross profit in January 2024. Glydsphere, originally a German entity (Space Gravity GmbH) until the end of 2022, was incorporated as a U.S. entity (Space Gravity LLC) in Q3 2022, which since converted to a Texas Corporation (Space Gravity, Inc.) in Q3 2024. However, the U.S. entity did not generate any income in 2022. Although, in 2022, the German entity (Space Gravity GmbH) generated €685,676.03 (~$734,304.17). To add context, $156,001.00 of this figure come from the sale of goods in November 2022 in which Space Gravity LLC agreed to purchase car audio and speaker systems from Space Gravity GmbH. Additionally, $500,000 comes from a previous agreement from December 2022, in which Space Gravity GmbH, the German company, agreed to sell its business to Johannes Luckemeier for that amount. The agreement was adjusted in March 2023 so that the total due is now $250,000 over eight years including 2% yearly compounded interest.





*Total Expenses*

From January to July 2024, Glydsphere has incurred total expenses of $37,346.33. This seven-month period's expenses are about 55% of its total expenses for the entire year of 2023, which were $68,439.24. Advertising and promotion made up the majority of expenses incurred for both 2023 and 2024. Furthermore, the U.S. entity incurred total expenses of $14,379.47 from September through December 2022. The entirety of the expenses incurred in 2022 were categorized as professional fees mainly comprising of legal fees. Furthermore, the German entity (Space Gravity GmbH) had €500,002.83 (~$535,463.03) in total expenses in 2022 which included material costs, personnel costs, depreciation and other expenses. Those expenses were essentially tied to the creation of the product. They represent the initial investment needed to get everything off the ground—covering research and development, production of the first units or inventory, legal fees, design costs, and more.





*Net Loss / Cash on Hand / Cash Burn*

From January to July 2024, Glydsphere has incurred a net loss of $32,662.83. This seven-month period's net loss is a about 38% of its total net loss for the entire year of 2023, which was $85,082.03. Furthermore, the U.S. entity incurred a net loss of $14,379.47 from September through December 2022. Additionally, the German entity (Space Gravity GmbH) had a net income of €184,673.20 (~$197,770.22) in 2022. As of July 31st, 2024, the company had about $13,000 in cash on hand and is burning a little over $2,000 a month through the first seven months of 2024.



Net Loss (U.S. entity)
15,000.00
13,000.00
11,000.00
9,000.00
7,000.00
5,000.00
3,000.00
1,000.00
(1,000.00)
Sep 22
Oct 22
Nov 22
Dec 22
Jan 23
Feb 23
Mar 23
Apr 23
May 23
Jun 23
Jul 23
Aug 23
Sep 23
Oct 23
Nov 23
Dec 23
Jan 24
Feb 24
Mar 24
Apr 24
May 24
Jun 24
Jul 24

## INDUSTRY AND MARKET ANALYSIS

*Consumer Electronics*

In 2023, the worldwide consumer electronics market reached a value of $773.40 billion, and it is estimated to increase to $815.16 billion in 2024 and further to $1,467.94 billion by 2032, demonstrating a compound annual growth rate (CAGR) of 7.63% over the forecast period. With a rising demand, companies are emphasizing the development of high-performance and user-friendly devices, driven by technological advancements and digitalization trends, which are expected to fuel the demand for electronic products. As global incomes increase, individuals have more financial resources to invest in housing and furnish their homes with emerging technological products. Furthermore, the introduction of innovative household items into the market is expected to stimulate product consumption even further.[xv]

*Electric Vehicles*

Kelley Blue Book estimates reveal a milestone in the adoption of electric vehicles (EVs) in the U.S., with a record-breaking 1.2 million EVs sold in 2023, representing a notable shift towards electrification. Specifically, 1,189,051 new EVs hit the roads, comprising 7.6% of the total U.S. vehicle market, up from 5.9% in 2022. Despite this surge,



the pace of EV sales growth has slowed, with fourth-quarter sales setting records but showing a decline in growth compared to previous quarters. While transaction price parity between internal combustion engine vehicles and EVs is becoming more achievable, EVs remain relatively expensive, with few options priced below $40,000. Tesla continues to dominate the EV market, capturing 55% of sales in 2023, while German luxury brands are gaining traction with increasing EV sales, indicating a broader trend towards electrification across the automotive industry. Despite an anticipated slowdown in EV sales growth, the momentum towards electric mobility is expected to remain strong.[xvi]

In the first quarter of 2024, despite a rise in EV sales to 268,909 new vehicles, the EV market share decreased to 7.3%, a decline from the previous quarter. The growth rate of annual EV sales in the U.S. market has tapered off, with a modest 2.6% increase year over year and a notable 15.2% decrease compared to the previous quarter, signaling a departure from the rapid growth experienced in previous years.[xvii]

Stephanie Valdez Streaty, director of Industry Insights at Cox Automotive, acknowledged the downturn in EV sales in Q1 2024, marking the first quarter-over-quarter decline since Q2 2020. This decline was largely influenced by Tesla's sales decline, which had a notable impact on the overall market dynamics. However, despite this setback, several brands experienced considerable EV sales growth, exceeding 50% year over year. Analysts anticipate a mixed trajectory for EV sales in 2024, dubbed 'the Year of More' by Cox Automotive, with increased incentives, new products, and infrastructure expected to drive sales higher, despite the anticipated fluctuations in the industry's journey towards electrification.[xviii]

*Vehicle Personalization*

The most renowned electric vehicle manufacturer, Tesla, has adeptly seized upon the trend of personalization,[xix] aligning its offerings with the evolving demand for customized vehicles in the contemporary automotive landscape. In response, consumers increasingly prioritize vehicles that resonate with their individual tastes, seeking tailored trims and specific color options to reflect their unique preferences.[xx] A study by the Specialty Equipment Market Association (SEMA) revealed that annually, car enthusiasts aged 16 to 24 collectively invest  approximately $7.2 billion in modifying their vehicles. Additionally, Gavin Knapp, SEMA's Director of Market Research, highlighted to the Associated Press that over 7.9 million young individuals engage in customizing, modifying, or upgrading their vehicles each year. Knapp emphasized that these vehicles serve not only as transportation means but also can play a role in their social lives.[xxi]

*Venture Financing*

Glydsphere operates within the broader electronics business-to-consumer (B2C) industry which raised $4.37 billion across 663 deals in 2023. While the total capital invested decreased from 2022, the median post-money valuation for deals in 2023 rose to a high of $16.63 million, a 13.13% increase year-over-year. Additional highlights from the electronics (B2C) industry include:



- Total of $61.87 billion capital invested across 13,653 deals from 2013-2023
- Record high of $18.33 billion invested in 2018
- Record median deal size of $1.12 million in 2023, up from $1.00 million in 2022
- Median pre-money valuation of $13.01 million in 2023, an all-time high



Capital Invested and Deal Count in the Electronics (B2C) Industry, 2013-2023

20.00 B$
18.00 B$
16.00 B$
14.00 B$
12.00 B$
10.00 B$
8.00 B$
6.00 B$
4.00 B$
2.00 B$
0.00M$
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
$1.33B $3.39B $3.62B $3.86B $5.25B $18.33B $4.75B $5.07B $6.62B $5.29B $4.37B
691 1,273 1,737 1,807 1,754 1,399 1,222 1,082 1,096 929 663
Capital Invested
Deal Count

Source: PitchBook Data, Inc.



## COMPETITORS

**Hyundai:** Hyundai is pioneering the integration of simulated engine sounds and gear shifting sensations in EVs. The Hyundai Ioniq 5 N, a recently introduced electric SUV, offers three distinct sound themes and simulated gear shifts, creating an experience reminiscent of traditional combustion engines. This innovation is aimed at providing a more engaging driving encounter for users transitioning from gas-powered vehicles to electric ones. Hyundai's initiative reflects a commitment to bridging the gap between the two driving experiences, ensuring that drivers feel at home despite the shift to a new fuel source.[xxii]



**Dodge:** Dodge is embracing artificial engine sounds and sensations as it prepares for an electric future. The brand unveiled an electric concept car featuring simulated exhaust sounds akin to those of a supercharged V8 engine. This unconventional approach acknowledges the desires of automotive enthusiasts who value the familiar experience of gas-powered vehicles. Dodge's bold move underscores its dedication to retaining the essence of its iconic muscle cars even in the electric era. While these innovations aim to address concerns about the "soul" of electric vehicles, their long-term viability remains subject to industry scrutiny and evolving consumer preferences. However, Dodge is still working on the final sound as they are not happy with the feedback they received so far when presenting the work in progress sound.[xxiii]





**Borla:** Borla specializes in manufacturing exhaust systems, focusing on delivering quality products that enhance engine sound and vehicle performance. The company's latest innovation, the Active Performance Sound System (APSS), seeks to enrich the driving experience of electric vehicles (EVs) like the Mach-E. Borla's APSS replicates the signature engine sounds of traditional internal combustion engine (ICE) vehicles through external speakers mounted on EVs. This innovation, which sells for $1,600,[xxiv] seeks to provide EV drivers with a familiar and immersive driving experience, bridging the gap between EVs and ICE vehicles.[xxv] The Borla APSS involves a more complicated installation than the Glydsphere speaker. It is only available for the Ford Mustang Mach-E and not designed in a way that it would fit other EVs.[xxvi]



**Hansshow:** Founded in 2018, Hansshow specializes in researching, developing, manufacturing, and distributing car exterior accessories. With a vision to offer reasonably priced vehicle-related products and expertise, Hansshow aims to cater to both auto parts wholesalers and individual users.[xxvii] The company sells a Model 3/X/S Active Sound Exhaust for $932, which gives an exhaust sound to electric vehicles.[xxviii] According to an autoevolution report, a number of Tesla Model 3 owners complained that the navigation voice was unclear after updating to software versions 2023.26.7 and 2023.26.8. After some troubleshooting, it became clear that those affected by this bug also had a Hansshow audio kit upgrade to unlock Premium Audio in their Standard-Range Model 3.[xxix] The Hansshow exhaust involves a more complicated installation than the Glydsphere speaker which involves drilling holes into the Tesla.[xxx]

## EXECUTIVE TEAM



**Johannes Luckemeier, Founder & Chief Executive Officer:** Johannes Luckemeier is an experienced professional with a diverse background in sound design, technological development, and program management. Currently serving as the CEO at Space Gravity, Inc., he brings over a year of strategic leadership to the role. Prior to this, Johannes alongside his father, co-founded Space Gravity GmbH (Glydsphere's now liquidated German entity). During his time at Space Gravity GmbH he served as Chief Technology (CTO) for nearly two years, contributing to the development of innovative technologies. His extensive experience also includes roles at leading companies such as HARMAN, Mercedes-AMG, Simba Dickie Group, and BMW, where he specialized in sound design, technological development, and sound branding for various products.

## PAST FINANCING

Glydeshphere has not previously raised outside capital, as the company has been entirely self-funded by its Founder Johannes Luckemeier.



**Security Type:** Crowd Note
**Round Size:** Min: $25,000 Max: $124,000
**Valuation Cap:** $800,000 for the first $50,000 invested, $1 million thereafter
**Conversion Provisions:** In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the price per share paid on a $1 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

## RISKS

### Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment.*** There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

### Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,



- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://glydsphere.com/products/glydsphere-ev-speaker

ii https://www.coxautoinc.com/market-insights/q1-2024-ev-sales/

iii https://www.coxautoinc.com/market-insights/q4-2023-ev-sales/

iv https://www.forbes.com/sites/blakemorgan/2021/05/10/3-ways-tesla-creates-a-personalized-customer-experience/

v https://runbuggy.com/the-growing-demand-for-a-personalized-vehicle/

vi https://www.cuvva.com/how-insurance-works/car-modifications

vii https://www.carsifu.my/news/talk-time-with-amgs-tobias-moers

viii https://glydsphere.com/products/glydsphere-ev-speaker

ix https://www.carsifu.my/news/talk-time-with-amgs-tobias-moers

x https://runbuggy.com/the-growing-demand-for-a-personalized-vehicle/

xi https://glydsphere.com/products/glydsphere-ev-speaker

xii https://glydsphere.com/products/glydsphere-ev-speaker

xiii https://glydsphere.com/products/glydsphere-ev-speaker

xiv https://glydsphere.com/products/glydsphere-ev-speaker

xv https://www.fortunebusinessinsights.com/consumer-electronics-market-104693

xvi https://www.coxautoinc.com/market-insights/q4-2023-ev-sales/

xvii https://www.coxautoinc.com/market-insights/q1-2024-ev-sales/

xviii https://www.coxautoinc.com/market-insights/q1-2024-ev-sales/

xix https://www.forbes.com/sites/blakemorgan/2021/05/10/3-ways-tesla-creates-a-personalized-customer-experience/?sh=cb8e29b23b37

xx https://runbuggy.com/the-growing-demand-for-a-personalized-vehicle/



xxi https://www.motorbiscuit.com/car-enthusiasts-spend-modifying-cars/

xxii https://www.businessinsider.com/electric-car-ev-fake-engine-sound-hyundai-dodge-toyota-2023-7#d.

xxiii https://www.businessinsider.com/electric-car-ev-fake-engine-sound-hyundai-dodge-toyota-2023-7

xxiv https://www.businessinsider.com/v8-engine-speaker-exhaust-system-sounds-ev-electric-trucks-2023-11

xxv https://www.carscoops.com/2024/01/how-do-you-feel-about-borlas-fake-exhaust-for-evs-that-gives-the-mach-e-v8-sounds/

xxvi https://www.borla.com/media/installation_instructions/A-36094.pdf

xxvii https://www.hautopart.com/pages/about-us

xxviii https://www.hautopart.com/products/model-3-x-s-active-sound-exhaust

xxix https://www.autoevolution.com/news/tesla-cracks-down-on-audio-mods-to-unlock-premium-audio-speakers-in-the-model-3-rwd-219956.html

xxx https://www.youtube.com/watch?v=P_ZXKx2-Tl8

## EXHIBIT C

### *Subscription Agreement*

*Subscription Agreement*

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Space Gravity, Inc.
327 Withers St. #7
Denton, Texas 76201

Ladies and Gentlemen:

The undersigned understands that Space Gravity Inc., a corporation organized under the laws of Texas (the "Company"), is offering up to $124,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A dated November 1, 2024 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof.  Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on February 24, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation, the escrow facilitator servicing the Offering, shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

**a) General.**

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.     The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.     The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.     Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

**b) Information Concerning the Company.**

i.     The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.     The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.     The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.     The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the

Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.  The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.  The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.  The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

**c) No Guaranty.**

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

**d) Status of the Undersigned.**

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

**e)  Restrictions on Transfer or Sale of Securities.**

i.  The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.     The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.     The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Dispute Resolution.**

**a) General Rule.**

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

**b) Appeal of Award.**

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

**c) Effect of Award.**

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

**d) No Class Action Claims.**

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| | |
|---|---|
| **If to the Company:** | Space Gravity, Inc.<br>327 Withers St. #7<br>Denton, Texas 76201<br>Attention: Johannes Luckemeier |
| **If to the Purchaser:** | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
|---|
| By_____<br>Name: |

| **PURCHASER (if an entity):** |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Space Gravity, Inc.** |
|---|
| By_____<br>Name:<br>Title: |

# EXHIBIT D

## *Crowd Notes*

# Space Gravity, Inc.

# CROWD NOTE

FOR VALUE RECEIVED, Space Gravity Inc., a Texas corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1 million.

The "**Offering End Deadline**" is February 24, 2025.

## 1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; _provided, however_, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $124,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent,

4

enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as

5

applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

# Space Gravity, Inc.

# CROWD NOTE

FOR VALUE RECEIVED, Space Gravity Inc., a Texas corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $800,000.

The "**Offering End Deadline**" is February 24, 2025.

## 1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated

1

persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $124,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

**EXHIBIT E**

*Pitch Deck*

# GLYDSPHERE

## ENGINE SOUND SYSTEM FOR ELECTRIC VEHICLES (EVs)



# Legal Notice

Any statements contained in this document regarding us, our expectations, bel... objectives, assumptions, or future events or performance are not historical fac... forward-looking statements. Investors are cautioned that these forward-looking s... involve uncertainties and risks that could cause actual performance and ... operations to differ materially from those anticipated. The forward-looking s... contained herein represent our judgment as of the date of publication of this ... and we caution you not to place undue reliance on such statements. We are ... business and, as such, certain images contained in this document are for ... purposes only. Our company, our management, and our affiliates assume no ob... update any forward-looking statements to reflect events are the initial publicat... document or to reflect the occurrence of subsequent events.

*Please see the end of this presentation for important risk disclosure inform...*

# TIME

**Electric Cars Can Sound Like Anything. That's a Huge Opportunity to Craft the Soundscape of the Future.**[i]

*Time.com - April 26th, 2021*



GLYDSPHERE

SPACE GRAVITY



**Sound is an important asset to the brand and our customer will have to get used to electric cars. We are working on the as part of our current R&D**[ii]

*Tobias Moers former CEO of Mercedes AMG*

GLYDSPHE
SPACE GRAVITY



# SOLUTI

| | Technology | Description |
| --- | --- | --- |
| Front-end | App & Speaker | Customers interact with the front-end app available for download on iOS & And devices. The sound type is selected and the volume is changed directly in the ap highly powerful Glydsphere front-trunk (frunk) speaker designed for EVs transm quality, & delay-free sound. |
| Back-end | Algorithm | Real-time car parameters including speed & e-pedal position feed the algorithm motion and sound 'synched' customer driving experience. The dynamic active s algorithm is implemented into Unity 3D game engine scripting through C#. |
| Back-end | Cloud | For further personalization, customers can upload their sound sets into the app cloud solution by uploading one sound effect and three custom looping files in format. A QR code is generated and scanned in the app to access the new soun |

GLYDSPHE
SPACE GRAVITY



| Hardware | Space Gravity's main product is the Glydsphere which is a speaker/mobile app combination for electric vehicles. The Glydsphere speaker is available for retai at $639, boasting complimentary shipping, lifetime support, a one-year warra indefinite app subscription. |
| Software | The hardware is sold via an e-commerce store and the app can be purchased independently as a subscription model via the Apple and Android app store ($ month or $29.99 per year) |

**B2C**

| Consulting | Space Gravity is additionally looking to provide consulting and sound design/c services to car original equipment manufactures (OEMs). |

**B2B**





# TRACTI

| | |
|---|---|
| **>150** | New orders since product update launch in January 2023* |
| | *inclusive of refunds |
| **>3,500** | App downloads on the Android and Apple app stores |
| **1** | Patent pending for a completely new approach to create EV engine sound |

GLYDSPHERE

GLYDSPHE
SPACE GRAVITY





# TEAM

**Johannes Luckemeier**
*CEO & Founder*

- 10 years in the automotive space
- Lead tech teams
- Developed, applied, and managed audio algorithms for premium car OEMs



**Matt Obbink**
*Mechanical Engineer*
*(part-time)*

- Developed hardware upgrade for Glydsphere
- Expert in 3D printing, custom electronics, and soldering



**Harjot Mann**
*Creative*
*(part-time)*

- Tesla Instagram influencer
- Large Instagram following
- Videographer and drone pilot



**Kayvan Moghaddassi**
*Strategic Advisor*
*(part-time)*

- Audio postproduction specialist
- Found and lead multiple recoding studios specialized in audio advertising





# MILEST

Gave protypes to subject matter experts and early adopters



2022 1/2

Communicated with first customers and influencers to mature the product and experience



2022 2/2

Implemented feedback and upgraded the product to the next generation

2023 1/2

Stead
lit
**RE**



GLYDSPHE
SPACE GRAVITY





Upgrade the app to allow users to individually add configuration files for new car models



With more EVs coming out, th app & algorithm will look to support more and more EV models



Refine the sound algorithm to realistically mimic more types of possible engine sounds. Implement the app onto a stand-alone mini car computer



More realistic & interactive sound experience. Highly integrated solution as requeste by customers



Develop and manufacture different speakers for upcoming new EVs



Make the product available fo additional EVs with a frunk

GLYDSPHE

SPACE GRAVITY

# Use of funding:

- **New Integrated Solution:** Implement sound algorithm onto stand-alone hardware for in[...] solution in the car that does not require using a phone

- **Expand Algorithm:** Update sound algorithm to mimic a large variety of vehicles as auth[...] possible

- **Add Support for More EVs:** Option to easily add new vehicle configuration files to exten[...] compatibility with more EVs

- **Marketing:** Expand online marketing activities on social media and work with profession[...]

- **Staffing:** Hire part-time/freelance marketer

- **Events:** Attend electric car shows with booth and demo car





i) https://time.com/5951773/electric-car-sound-future/
ii) https://www.carsifu.my/news/talk-time-with-amgs-tobias-moers

# Risk Disclosures

**Investment Risk**

***An investment in the company is speculative, and as such is not suitable for anyone wit***
***tolerance for risk and a low need for liquidity.*** You should invest only if you are able to b
of losing your entire investment. There can be no assurance that that investors will
return of capital or profit. Investors should have the financial ability and willingness to
risks (including, among other things, the risk of loss of their entire investment and the ris
liquidity) that are characteristic of private placement investments. There will be no public
the securities being offered, applicable securities laws will restrict any transfer of the sec
the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed
investment, tax or legal advice, a recommendation to purchase, or an offer to sell secu
company. You should rely on the offering statement and documents attached as exh
offering statement when making any investment decision. An investment in the com
suitable for all investors.

# Risk Disclosures

**Company Risk**

***The company's industry is highly competitive, and the company may not be able to compete effectively against the o in its industry. The company is subject to a number of significant risks that could result in a reduction in its value a the company securities, potentially including, but not limited to:***

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partne be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's ser and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerc
- Potential costs and business disruption that may result if the company's customers complain or assert claim company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party host network disruptions or capacity constraints due to a number of potential causes including technical failures security vulnerabilities, natural disasters or fraud,

# Risk Disclosures

## Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the com subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain comp position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, a initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity even

**EXHIBIT F**

*Webinar Transcript*

Hey, how's it going, this is Johannes here. I'm the founder and CEO of Space Gravity, Inc. And we developed and make and sell the Glydsphere EV sound system for electric vehicle engine sounds. I want to present this investment opportunity today to you.

This is the legal notice please feel free in your own time to pause this and read through it.

Let's talk about the opportunity here. So, what we see if we look at electric cars, we see like especially the Tesla Model 3 and Model Y, we see a blank canvas so to say. Tesla sells a product, a car, which they want to appeal to the masses. And what we do with our engine sound system, is we give the people, the customers, the opportunity to choose their own engine sound. They are not bound to one engine sound. They can choose freely because we update new engine sounds continuously. And also, our system also provides the opportunity for customers, for users, to create their own engine sounds.

What we like to say is we like to compare this to a PlayStation or a gaming console. So let's say your Tesla, your electric car's like a PlayStation, and everybody has a different taste in games. If you have a game system, you don't want to play the same games every day. And the same goes for our sounds, our engine sounds can have a different engine sound every day, and you always can have a new engine.

Let's talk about the problem. As we know, when sales are rising for electric cars,[i] auto companies were thinking about the engine sound as for a lot of car companies, this is a really important part of their plan, of their identity.[ii] And here's a quote from the former CEO of Mercedes-AMG, Tobias Moers, I actually worked with Mercedes AMG when Tobias Moers was the CEO.[iii] [iv]

And as you can read, sound is an important aspect of those Mercedes-AMG cars. And by sound, I mean the engine sound. And of course, companies like for example, Mercedes-AMG, are putting a lot of thought into the engine sound of the next generation of vehicles, in this case, electric vehicles.[v]

And as we just discussed, those cars can have any sound because there is no sound to begin with. So, they can have any sound out there, any sound imaginable basically.

The solution we provide with the Glydsphere system is software and hardware. If we talk about the hardware, it's a special developed speaker only for this purpose. And it's an app, the software, which runs on your smartphone, Apple and Android. And you put the speaker in the, they call it "frunk", it's the front compartment of electric cars, there's no engine or no engine like an internal combustion engine cargo space in the front.

And our system is completely plug and play. There's no wires, there's no modifications required on the car, you can put our system in a rental or lease car and pull it out and the rental or lease company doesn't even know it was in there.

Everything is real time even being wireless, it's still real time, no delays. That's how our hardware works and talk about the sound algorithms. So, the software, the app, is based on the game engine Unity 3D, so everything is very game inspired. Our dynamic active sound algorithm uses real time data from the car all wireless, all plug and play, like I said, and that way it generates dynamic interactive engine sound.

And to further personalize the experience, we also offer a feature for our users and customers to upload their own engine sounds. So, we have a tutorial on our website that explains how those soundtracks need to be edited and formatted. And then they can be uploaded via our website.[vi] And then the cloud in the background generates a QR code which is scanned by the user with his app with his phone. And then he or she downloads his or her custom sound set into the phone and has her or his custom sound set in the Glydsphere system.

And the business model, at the moment, we sell the complete hardware, which is the speaker, a special battery we developed only for the system, for $639. This battery also allows, like I said before, there's no connection to the car. The system is completely autonomous independent from the car, the battery is remote control, so you can turn the system on and off from inside the vehicle.

It's super easy. It's all plug and play. And again, no alterations or modifications on your car. When you buy the system for $639 you get a free shipping in the whole U.S., the whole United States, of course lifetime support, and one year warranty, and the app subscription is for free.[vii]

So, you get an indefinite app subscription for free including all future feature and sound updates. If you would only download the app because let's say you just want to check the sounds out first or you're not so sure if you really need that speaker, you want to output the sound from your phone maybe to your car stereo system, which I'll be honest, isn't ideal because there will be a delay due to Bluetooth…then you can do like a monthly subscription for $3.99 or yearly subscription for $29.99.

And then what Space Gravity, Inc. also does is we work with OEMs and car manufacturers. And as we have a lot of experience in the field regarding sound design for electric vehicles. And we just invented a new concept to do electrical engine sound, which is actually not based on sound files or any digital audio, but a real machine which has real sound. And this is something we're also doing so it's two businesses so basically conducting one to consumer business with the Glydsphere system, and then the B2B system which is our new invention.

Let's talk about the current traction. As of the end of July 2024 over 150 orders were placed inclusive of refunds for the Glydesphere system since our product update launch in January 2023. Additionally, as of the end of July 2024, we had over 3,500 app downloads on the Android and Apple App Store combined.

And we have one patent pending, this is pretty new. This is also what I mentioned before, we just developed a complete new concept, a new approach, to create EV engine sound. At the moment the focus with this patent and with this concept, we are focusing on high end sports car makers. We also talked to a few sports car makers and collected some feedback, but at the moment it's just a patent and a concept.

And the team. So of course, I'm part of the team. I'm the Managing Member, I'm the CEO, I've worked the past 10 years in the automotive sound space. I did sound design for BMW, for Mercedes-AMG, and then I also lead a team at Harman International to implement new sound algorithms for car companies and OEMs.[viii]

Furthermore, I have a team of part-time individuals and advisors. One customer liked the idea of the product so much, he developed a hardware upgrade for it and is now part of the team. That is Matt, our part-time mechanical engineer. Harjot is our creative and does video and social media productions as he is a Tesla tuner in the west coast Tesla scene. Kayvan joined as a coach as part of the Capital One Mobility Cohort we participated in and during the program it was a logical next step to get him involved as a strategic advisor due to his audio and advertising background. Then we also have a Scientific Advisor who is Rory Walsh, which was actually my professor when I did my Master's in music technology back in

Ireland. Rory became a scientific advisor to the company due to his strong knowledge in computer music and audio programming.

Then the milestones of 2023 and 2022 so for the last years basically, we did like, I don't want to say we did an MVP, but we did like first samples, prototypes in 2022 which we gave to experts and early adopters and we sold a few of those pieces but also gave them to influencers and testers and we had communication and were in communication with most of our customers. We took feedback from the first people who tested the product and of course we implemented this feedback, upgraded the whole experience, and then, like I said before, in January 2023, we released the new generation, the current generation, of Glydsphere.

The next steps, like I said, we are in contact with a majority of our customers so we've already identified a lot of features we want to implement to make the experience even better and more advanced. So we want to upgrade the app, basically there's people asking us, we get emails every day actually, from people who have different electric cars and not Teslas like the Ford Mach-E, the Lucid, and we even have people who have the electric Harley Davidsons asking us if they can use our system.

At the moment, the system only works with Tesla, especially the connection to the car, the way we take data from the car is only at the moment implemented for Tesla cars but what we want to do is we also want to implement other EVs and upcoming EVs and other manufacturers into the algorithm and that's something we want to implement as soon as possible.

And then also with the feedback we are getting from our customers, our users, and Tesla is that they want more realistic sounds. They really want, they're very specific with what kind of sounds, what engines they want so they want this car model from this car manufacturer from this year with this engine. And what we want to do is we want to advance the algorithm more and make it possible to have more realistic engine sounds.

People ask us, "Can I have the 90, 70, the whatever with this engine from this country, can you make this happen?" And what we also see is that people want more integrated solution they don't want to really just use sounds from the app but we already have a concept in place where we have, it's still plug and play, no car modifications needed. We have a concept in place where we can have the whole algorithm and everything run on a mini computer which is connected to the car, it's still plug and play, no installation required, the concept is ready and we are just waiting to pull the trigger on the modification. And that's also why we're doing this fundraise.

And then of course with more and more EVs coming out, we also want to work on different speaker systems. For example, if you look at the Cybertruck from Tesla, we already have people asking us if this works in the Cybertruck. We could make the speaker bigger and because the frunk is bigger in the Cybertruck and by having a bigger speaker, you will also have better sound.

And this brings us to the use of funding and basically what I just mentioned, those steps, that's what we want to do with the fundraise, that's why we are raising funds. We want to have this new integrated solution where the whole sound algorithm and everything that is currently happening on your phone is happening on the standalone hardware which is in the car but still plug and play, still no installation needed, and you only would use your phone to configure the hardware, to do updates, or change the sound.

We want to expand the algorithm, make sure we can have more variety of vehicle sounds and make it as authentic as possible to have the real sound if people are asking for it. And then also like I said before, we want to add support for more EVs and actually we already have a concept in place, where we will be able to do this without doing software updates. I mentioned in the beginning, you can, as a user, you can upload your own sound files into the app and then have your personalized sound set as we call it. We also have a concept in place where we can add new vehicle configurations, or users can actually do this by themselves.

And then of course we need to do way more marketing. We want to increase revenue, increase sales, and obviously to do so, we need to do marketing and what we see from the past year and this year is, online marketing works really well. We work with influencers, small influencers, they call them micro influencers. This works really well and we want to expand this as much as possible working with professional paid influencers and also hire a part time marketing professional.

And then what we also did last year as a test, we attended a special electric car after market show. We had a nice booth with nice demo car. And this also works really well and we want to do that too and that's why we are raising money.

Here are all the references. Please feel free on your own time to pause the video and scan through them and look them up.

Here is the risk disclosure. Same here, please feel free to pause the video and read through this.

More risk disclosure. Again, feel free to pause and read through this.

Again, risk disclosure. Please feel free to pause the video and read through it, take your time please.

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[i] https://www.iea.org/reports/global-ev-outlook-2024/trends-in-electric-cars

[ii] https://www.businessinsider.com/electric-car-ev-fake-engine-sound-hyundai-dodge-toyota-2023-7

[iii] https://www.linkedin.com/in/tobias-moers-93a502140/?originalSubdomain=de

[iv] https://www.linkedin.com/in/johannes-luckemeier-48632195/

[v] https://time.com/5951773/electric-car-sound-future/

[vi] https://glydsphere.com/pages/create-a-sound-set

[vii] https://glydsphere.com/products/glydsphere-ev-speaker

[viii] https://www.linkedin.com/in/johannes-luckemeier-48632195/